UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-38353

PagSeguro Digital Ltd.

(Name of Registrant)

Conyers Trust Company (Cayman) Limited,

Cricket Square, Hutchins Drive, P.O. Box 2681,

Grand Cayman, KY1-1111, Cayman Islands

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F ☒                                                            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                                                                          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

 Yes ☐                                                                          No ☒

PagSeguro Digital Ltd. (NYSE: PAGS)

2Q 2026

Consolidated Financial Statements

August 10, 2026

Investor Relations
https://investors.pagbank.com/
E-mail: ir@pagbank.com

Media Press
Website: http://xcom.net.br
E-mail: pagbank@xcom.net.br

1
investors.pagseguro.com

PagSeguro Digital Ltd. Unaudited condensed consolidated interim financial statements As of June 30, 2026 and for the three- and six-month periods ended June 30, 2026 and 2025

Contents

Unaudited condensed consolidated interim financial statements

Unaudited condensed consolidated interim balance sheet	3
Unaudited condensed consolidated interim statements of income	5
Unaudited condensed consolidated interim statements of comprehensive income	6
Unaudited condensed consolidated statements of changes in equity	7
Unaudited condensed consolidated statements of cash flows	8
Notes to the unaudited condensed consolidated financial statements	9

PagSeguro Digital Ltd. Unaudited condensed consolidated interim balance sheet (All amounts in thousands of reais)

	Note	June 30, 2026	December 31, 2025
Assets

Current assets
Cash and cash equivalents	5	623,676	1,857,507
Financial investments	6	762,883	590,014
Compulsory reserve	7	4,681,987	4,271,581
Accounts receivable	8	56,618,302	55,563,067
Credit portfolio	9	2,324,192	2,039,215
Receivables from related parties	11	9,617	10,102
Derivative financial instruments	29	3,434	4,924
Recoverable taxes	10	578,857	366,105
Other receivables		284,408	230,538
Total current assets		65,887,356	64,933,053

Non-current assets
Accounts receivable	8	583,274	498,357
Credit portfolio	9	2,299,211	2,167,152
Receivables from related parties	11	12,306	15,800
Recoverable taxes	10	554,314	745,555
Judicial deposits		145,979	116,220
Deferred income tax and social contribution	22	92,241	86,979
Other receivables		326,152	134,927
Property and equipment	12	2,555,508	2,539,077
Intangible assets	13	3,241,135	3,172,403
Total non-current assets		9,810,120	9,476,470

Total assets		75,697,476	74,409,523

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd. Unaudited condensed consolidated interim balance sheet (All amounts in thousands of reais)

	Note	June 30, 2026	December 31, 2025
Liabilities and equity

Current liabilities
Payables to third parties	14	9,789,577	10,837,816
Checking accounts	16	10,925,074	12,243,699
Obligations to FIDC quota holders	15	1,256,200	1,171,463
Banking issuances	17	17,184,609	18,947,864
Borrowings	21	1,497,784	2,436,846
Derivative financial instruments	29	197,786	123,951
Trade payables		490,377	606,743
Dividends payables	23	-	184,686
Payables to related parties	11	303,202	321,282
Salaries and social security charges	18	347,265	383,530
Taxes and contributions	19	274,823	297,952
Provision for contingencies	20	100,763	87,291
Deferred revenue		80,397	97,727
Other liabilities		48,994	42,202
Total current liabilities		42,496,851	47,783,052

Non-current liabilities
Payables to third parties	14	96,882	55,931
Obligations to FIDC quota holders	15	1,035,079	-
Banking issuances	17	14,679,360	9,480,130
Payables to related parties	11	429,728	459,116
Deferred income tax and social contribution	22	1,706,273	1,793,638
Provision for contingencies	20	169,674	121,342
Deferred revenue		10,252	12,253
Other liabilities		57,512	64,491
Total non-current liabilities		18,184,760	11,986,901

Total liabilities		60,681,611	59,769,953

Equity
Share capital	23	26	26
Treasury shares	23	(833,642)	(1,329,378)
Capital reserve	23	4,072,256	4,875,111
Retained earnings	23	12,027,485	11,324,060
Equity valuation adjustments	23	(22,372)	(22,372)
Other comprehensive income	23	(227,888)	(207,877)
Total equity		15,015,865	14,639,570

Total liabilities and equity		75,697,476	74,409,523

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd.

Unaudited condensed consolidated interim statements of income

For the three- and six-month periods ended June 30, 2026 and 2025

(All amounts in thousands of reais unless otherwise stated)

		Three-month periods ended June 30,		Six-month periods ended June 30,
	Note	2026	2025	2026	2025

Revenue from transaction activities and other services	25	2,056,504	1,988,658	4,035,928	4,002,580
Financial income	25	2,824,043	2,902,268	5,626,621	5,599,562
Other financial income	25	199,442	167,244	423,301	306,184
Total revenue and income		5,079,989	5,058,170	10,085,850	9,908,326

Cost of sales and services	26	(2,365,567)	(2,410,767)	(4,685,122)	(4,770,941)
Selling expenses	26	(419,324)	(424,559)	(794,461)	(826,599)
Credit loss allowance expenses	26	(69,612)	(27,820)	(129,624)	(48,885)
Administrative expenses	26	(259,078)	(226,650)	(501,158)	(469,598)
Financial costs	26	(1,274,459)	(1,279,523)	(2,614,556)	(2,457,346)
Other income (expenses), net	26	(64,960)	(72,605)	(113,119)	(138,803)
Profit before income taxes		626,989	616,246	1,247,810	1,196,154

Current income tax and social contribution	22	(100,762)	(125,266)	(219,216)	(260,098)
Deferred income tax and social contribution	22	22,849	45,779	66,007	125,795
Income tax and social contribution		(77,913)	(79,487)	(153,209)	(134,303)

Net income for the period		549,076	536,759	1,094,601	1,061,851

Basic earnings per common share - R$	24	1.9846	1.8031	3.9388	3.5320
Diluted earnings per common share - R$	24	1.9648	1.7851	3.8932	3.5032

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd.

Unaudited condensed consolidated interim statements of comprehensive income

For the three- and six-month periods ended June 30, 2026 and 2025

(All amounts in thousands of reais unless otherwise stated)

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2026	2025	2026	2025

Net income for the period	549,076	536,759	1,094,601	1,061,851
Other comprehensive income that may be reclassified to the statement of income in subsequent periods
Currency translation adjustment	414	1,564	(243)	959
Loss on financial assets designated at fair value through OCI	(6,696)	(42,306)	(33,671)	(115,133)
Derivative financial instruments through OCI	11,111	(2,798)	2,295	(7,200)
Income tax and social contribution	(560)	15,335	11,609	41,593
Other comprehensive income for the period	553,345	508,554	1,074,591	982,070

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd. Unaudited condensed consolidated interim statement of changes in equity (All amounts in thousands of reais)

				Capital reserve		Profit reserve
	Note	Share capital	Treasury shares	Capital reserve	Share-based long-term incentive plan (LTIP)	Retained earnings	Equity valuation adjustments	Other comprehensive income	Total equity

On December 31, 2024		26	(1,367,677)	5,828,279	305,585	10,007,444	(22,372)	(82,913)	14,668,372

Net income for the period	23	-	-	-	-	1,061,851	-	-	1,061,851
Currency translation adjustment	23	-	-	-	-	-	-	959	959
Loss on financial assets through OCI	23	-	-	-	-	-	-	(75,988)	(75,988)
Loss on derivative Financial Instruments through OCI	23	-	-	-	-	-	-	(4,752)	(4,752)
Total comprehensive income for the period		-	-	-	-	1,061,851	-	(79,780)	982,071
Capital Reserve	23	-	-	(1,136)	-	-	-	-	(1,136)
Dividends payables	23	-	-	-	-	(427,170)	-	-	(427,170)
Share based long term incentive plan (LTIP)	23	-	-	-	57,731	-	-	-	57,731
Acquisition of treasury shares	23	-	(696,167)	-	-	-	-	-	(696,167)
(LTIP) of treasury shares	23	-	159,803	-	(159,803)	-	-	-	-
On June 30, 2025		26	(695,361)	4,618,463	203,512	10,642,125	(22,372)	(162,693)	14,583,700

Net income for the period	23	-	-	-	-	1,056,511	-	-	1,056,511
Currency translation adjustment	23	-	-	-	-	-	-	(842)	(842)
Loss on financial assets through OCI	23	-	-	-	-	-	-	(44,506)	(44,506)
Gain on derivative Financial Instruments through OCI	23	-	-	-	-	-	-	164	164
Total comprehensive income for the period		-	-	-	-	1,056,511	-	(45,185)	1,011,326
Capital Reserve	23	-	-	(1,232)	-	-	-	-	(1,232)
Dividends distributed	23	-	-	-	-	(374,576)	-	-	(374,576)
Share based long term incentive plan (LTIP)	23	-	-	-	54,367	-	-	-	54,367
Acquisition of treasury shares	23	-	(634,016)	-	-	-	-	-	(634,016

On December 31, 2025		26	(1,329,378)	4,617,231	257,880	11,324,060	(22,372)	(207,877)	14,639,570

Net income for the period	23	-	-	-	-	1,094,601	-	-	1,094,601
Currency translation adjustment	23	-	-	-	-	-	-	(244)	(244)
Loss on financial assets through OCI	23	-	-	-	-	-	-	(21,213)	(21,213)
Gain on derivative financial instruments through OCI	23	-	-	-	-	-	-	1,446	1,446
Total comprehensive income for the period		-	-	-	-	1,094,601	-	(20,011)	1,074,590
Capital Reserve	23	-	-	(1,391)	-	-	-	-	(1,391)
Dividends distributed	23	-	-	-	-	(391,176)	-	-	(391,176)
Share based long term incentive plan (LTIP)	23	-	-	-	71,465	-	-	-	71,465
Acquisition of treasury shares	23	-	(377,194)	-	-	-	-	-	(377,194)
Share cancellation	23	-	735,060	(735,060)	-	-	-	-	-
(LTIP) of treasury shares	23	-	137,870	-	(137,870)	-	-	-	-
On June 30, 2026		26	(833,642)	3,880,781	191,475	12,027,485	(22,372)	(227,888)	15,015,865

PagSeguro Digital Ltd. Unaudited condensed consolidated interim statement of cash flows For the six-month periods ended June 30, 2026 and 2025 (All amounts in thousands of reais)

		Six-month periods ended June 30,
	Note	2026	2025

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income taxes		1,247,810	1,196,154
Expenses (revenues) not affecting cash:
Depreciation and amortization	26	939,827	890,854
Total losses	26	82,687	132,116
Credit loss allowance expenses	26	129,624	48,884
Accrual of provision for contingencies	20	86,716	50,553
Share based long term incentive plan (LTIP)	23	71,465	57,731
Loss on disposal of property, equipment, intangible and investment assets		23,771	83,672
(Gain) loss on derivative financial instruments, net		(4,574)	(8,601)
Interest accrued		1,049,675	880,613
Other (income) cost, net		(1,794)	(1,306)

Changes in operating assets and liabilities
Accounts receivable		(3,705,487)	(1,326,095)
Credit portfolio		(547,052)	377,052
Compulsory reserves		(314,515)	598,777
Recoverable taxes		115,857	(69,451)
Other receivables		(74,478)	(2,283)
Deferred revenue		(19,330)	(22,498)
Other liabilities		(3,597)	(15,264)
Payables to third parties		(1,000,823)	(1,397,355)
Checking accounts		(1,669,416)	(1,944,279)
Obligations to FIDC quota holders	15	996,214	-
Trade payables		(114,572)	(125,753)
Receivables from (payables to) related parties		(87,569)	(98,153)
Banking issuances		3,317,356	2,917,097
Salaries and social charges		(36,265)	(65,337)
Taxes and contributions		(164,523)	(201,125)
Provision for contingencies		(31,264)	(21,348)
		285,743	1,934,656
Income tax and social contribution paid		(111,747)	(111,845)
Interest income received (paid)		1,764,649	1,629,011

NET CASH PROVIDED BY OPERATING ACTIVITIES		1,938,645	3,451,822

CASH FLOWS FROM INVESTING ACTIVITIES

Purchases of property and equipment	12	(472,999)	(572,179)
Purchases and development of intangible assets	13	(610,665)	(605,457)
Redemption (Acquisition) of financial investments		(131,919)	75,838

NET CASH USED IN INVESTING ACTIVITIES		(1,215,583)	(1,101,798)

CASH FLOWS FROM FINANCING ACTIVITIES

Borrowings additions	21	931,625	4,748,000
Payment of borrowings	21	(1,817,204)	(5,955,370)
Acquisition of treasury shares	23	(377,194)	(696,167)
Payment of leases	12	(11,037)	(9,911)
Payment of derivative financial instruments		(147,883)	-
Distribution of dividends		(535,200)	(236,037)

NET CASH USED IN FINANCING ACTIVITIES		(1,956,893)	(2,149,485)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(1,233,831)	200,539

Cash and cash equivalents at the beginning of the period	5	1,857,507	927,668
Cash and cash equivalents at the end of the period	5	623,676	1,128,207

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026 and for the three- and six-month periods ended June 30, 2026 and 2025

(All amounts in thousands of reais unless otherwise stated)

1. General information

PagSeguro Digital Ltd. (“PagSeguro Digital” or the “Company”) is a holding company with its principal executive office located in the Cayman Islands and was incorporated on July 19, 2017. The Company is a subsidiary of Universo Online S.A. (“UOL”). The Company, together with its subsidiaries, is referred to as the “PagSeguro Group,” “PagBank” or the “Group”. A total of 99.99% of the shares of PagSeguro Internet Instituição de Pagamento S.A. (“PagSeguro Brazil”) were contributed to PagSeguro Group in 2006.

PagSeguro Brazil is a privately held corporation established on December 20, 2006, and engages in providing financial technology solutions and services and corresponding related activities, focused principally on micro-merchants and small and medium-sized businesses (“SMBs”).

In January and February 2025, the subsidiaries Yamí and Zygo were incorporated by Pag Participações Ltda. (“Pag Participações”).

In April 2025, PagSeguro Group constituted a new company as a subsidiary of PagSeguro Holding Ltd. (“PSHC”) called PSGP México Aggregator S. de R.L. de C.V. (“PBMX México”), which is still pre-operational.

In March 2026, the subsidiaries CDS Serviços Financeiros Ltda. (“CDS”), Tilix Digital Ltda. (“TILIX”) and Pag Participações were incorporated by PagSeg Participações Ltda. (“PagSeg”) and PagSeguro Biva Serviços Financeiros Ltda. (“Biva Serviços”) was incorporated by PagSeguro Tecnologia Ltda. (“PagSeguro Tecnologia”).

In June 2026, PagSeguro Group constituted an investment fund as a subsidiary of PagSeguro Digital called VWD Fundo de Investimentos Financeiro Multimercado (“FIM”). The objective of this FIM is to invest in other investment funds.

The subsidiaries of PagSeguro Digital are PagSeg, BS Holding Financeira Ltda. (“BS Holding”), PSHC and FIM. The PagSeguro Group subsidiaries are as follows:

●        PagSeg subsidiaries are Net+Phone Telecomunicações Ltda. (“Net+Phone”), PagSeguro Tecnologia and BCPS Online Services Lda. (“BCPS”).

●        BS Holding subsidiaries are PagSeguro Brazil, BancoSeguro S.A. (“BancoSeguro”) and PagInvest CTVM Ltda. (“PagInvest”).

●        PagSeguro Brazil subsidiaries are PagSeguro Biva Securitizadora de Créditos Financeiras S.A. (“Biva Sec”), Fundo de Investimento em Direitos Creditórios – PagSeguro (“FIDC”), Wirecard Brazil Ltda. (“MOIP”), Concil Inteligência em Conciliação S.A. (“Concil”), NETPOS Serviços de Informática LTDA (“NetPos”) and Fundo de Investimento em Direitos Creditórios – Pagbank Multiadquirencia (“FIDM”).

●        PSHC subsidiaries are PagSeguro Chile SPA (“PagSeguro Chile”), PagSeguro Colombia S.A.S (“PagSeguro Colombia”), PSGP México S.A de C.V. (“PSGP Mexico”), PagSeguro Peru S.A.C. (“PagSeguro Peru”) and PBMX México.

These unaudited condensed consolidated interim financial statements (“consolidated financial information”) include FIM, BS Holding, PagSeguro Brazil, PagSeg, PSHC and corresponding subsidiaries.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026 and for the three- and six-month periods ended June 30, 2026 and 2025

(All amounts in thousands of reais unless otherwise stated)

2. Presentation and preparation of the unaudited condensed consolidated financial statements and significant accounting policies

2.1. Basis of preparation of the consolidated financial information

These unaudited condensed consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) and disclose all (and only) the applicable material information related to the financial statements, which is consistent with the information utilized by management in the performance of its duties. The consolidated financial statements are presented in thousands of Brazilian reais, unless otherwise indicated, which is the functional currency of PagSeguro Group.

The unaudited condensed consolidated interim financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities measured at fair value.

These unaudited condensed consolidated interim financial statements as of June 30, 2026 and for the three- and six-month periods ended June 30, 2026 and 2025 (“consolidated financial information”) were authorized for issuance by PagSeguro Digital’s Board of Directors on August 7, 2026.

An entity shall include in its interim financial report an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the entity since the end of the last annual reporting period. Information disclosed in relation to those events and transactions shall update the relevant information presented in the most recent annual financial report.

This consolidated financial information does not include all the notes of the type normally included in annual consolidated financial statements. Accordingly, this report is to be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2025 (the “Annual Financial Statements”).

The accounting policies and critical accounting estimates and judgments adopted are consistent with those of the previous financial year and corresponding interim reporting period, except for the adoption of new and amended IFRS Accounting Standards as set out below.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026 and for the three- and six-month periods ended June 30, 2026 and 2025

(All amounts in thousands of reais unless otherwise stated)

2. Presentation and preparation of the consolidated financial statements and significant accounting policies (continued)

2.2. New accounting standards and laws adopted in 2026

-          Amendment to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments: issued in May 2024, with the objective of:

o        clarify the requirements for the timing of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;

o        clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;

o        add new disclosures for certain instruments with contractual terms that can change cash flows (such as some instruments with features linked to the achievement of environmental, social and governance (ESG) targets);

o        make updates to the disclosures for equity instruments designated at Fair Value through Other Comprehensive Income (FVOCI).

The amendments to IFRS 9 and IFRS 7 are effective as of January 1, 2026. The Group did not identify material impacts in the financial statements.

-          Annual improvements to IFRS – Volume 1: issued in July 2024, with the objective of:

o        Annual improvements are limited to changes that either clarify the wording in an Accounting Standard or correct relatively minor unintended consequences, oversights or conflicts between the requirements in the Accounting Standards.

The Annual improvements to IFRS are effective as of January 1, 2026. The Group did not identify impacts in the financial statements.

2.3. New accounting standards not yet effective

-          Amendment to IFRS 18 "Presentation and Disclosure in Financial Statements":

IFRS 18 will replace IAS 1 Presentation of financial statements, introducing new requirements that will help to achieve comparability of the financial performance of similar entities and provide more relevant information and transparency to users. Even though IFRS 18 will not impact the recognition or measurement of items in the financial statements, its impacts on presentation and disclosure are expected to be pervasive, in particular those related to the statement of financial performance and providing management-defined performance measures within the financial statements.

Management is currently assessing the detailed implications of applying the new standard to the Group’s consolidated financial statements. From the high-level preliminary assessment performed, the following potential impacts have been identified:

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026 and for the three- and six-month periods ended June 30, 2026 and 2025

(All amounts in thousands of reais unless otherwise stated)

2. Presentation and preparation of the consolidated financial statements and significant accounting policies (continued)

•         Although the adoption of IFRS 18 will have no impact on the Group’s net profit, the Group expects that grouping items of income and expenses in the statement of profit or loss into the new categories will impact how operating profit is calculated and reported. From the high-level impact assessment that the Group has performed, the following items might potentially impact operating profit:

o        Foreign exchange differences currently aggregated in the line item ‘other income and other gains/(losses) – net’ in operating profit might need to be disaggregated, with some foreign exchange gains or losses presented below operating profit;

o        IFRS 18 has specific requirements on the category in which derivative gains or losses are recognized – which is the same category as the income and expenses affected by the risk that the derivative is used to manage. Although the Group currently recognizes some gains or losses in operating profit and

o        others in finance costs, there might be a change to where these gains or losses are recognized, and the Group is currently evaluating the need for change.

•         The line items presented on the primary financial statements might change as a result of the application of the concept of ‘useful structured summary’ and the enhanced principles on aggregation and disaggregation. In addition, since goodwill will be required to be separately presented in the statement of financial position, the Group will disaggregate goodwill and other intangible assets and present them separately in the statement of financial position.

•         The Group does not expect there to be a significant change in the information that is currently disclosed in the notes because the requirement to disclose material information remains unchanged; however, the way in which the information is grouped might change as a result of the aggregation/disaggregation principles. In addition, there will be significant new disclosures required for:

o        management-defined performance measures;

o        a break-down of the nature of expenses for line items presented by function in the operating category of the statement of profit or loss – this break-down is only required for certain nature expenses; and

o        for the first annual period of application of IFRS 18, a reconciliation for each line item in the statement of profit or loss between the restated amounts presented by applying IFRS 18 and the amounts previously presented applying IAS 1.

•      From a cash flow statement perspective, there will be changes to how interest received and interest paid are presented. Interest paid will be presented as financing cash flows and interest received as investing cash flows, which is a change from current presentation as part of operating cash flows.

The Group will apply the new standard from its mandatory effective date of 1 January 2027. Retrospective application is required, and so the comparative information for the financial year ending 31 December 2026 will be restated in accordance with IFRS 18.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026 and for the three- and six-month periods ended June 30, 2026 and 2025

(All amounts in thousands of reais unless otherwise stated)

3.     Consolidation of subsidiaries

As of June 30, 2026
Company	Assets	Liabilities	Equity (iii)	Net income (loss) for the period	Ownership - %	Level

BancoSeguro (i)	52,306,674	50,517,562	1,789,112	59,387	100.00	Indirect
BCPS	2,453	361	2,092	(870)	100.00	Indirect
BS Holding	3,851,240	81,659	3,769,581	183,901	100.00	Direct
BSEC	1,057,253	884,638	172,615	24,159	99.99	Indirect
Concil	405,322	47,740	357,582	17,017	100.00	Indirect
FIDC	6,912,542	2,681,895	4,230,647	2,351,819	100.00	Indirect
FIDM	225,865	8,538	217,327	21,972	100.00	Indirect
FIM	196,428	152,960	43,468	4,002	100.00	Direct
MOIP	827,794	83,422	744,372	38,691	100.00	Indirect
Net+Phone	918,069	432,588	485,481	55,920	99.99	Indirect
Netpos	16,180	11,983	4,197	3,191	100.00	Indirect
Paginvest Corretora	48,289	2,113	46,176	(1,617)	99.99	Indirect
Pagseg Participações	2,800,943	698,633	2,102,310	129,012	99.99	Direct
PagSeguro Brazil	74,078,307	67,858,562	6,219,745	481,484	99.99	Indirect
PagSeguro Chile	19,737	13,495	6,242	1,921	100.00	Indirect
PagSeguro Colombia	14,555	11,616	2,939	(389)	100.00	Indirect
PagSeguro Holding	34,540	20,038	14,502	(1,546)	99.99	Direct
PagSeguro Peru	18,321	15,668	2,653	(1,090)	100.00	Indirect
PagSeguro Tecnologia	1,434,243	405,965	1,028,278	35,616	99.99	Indirect
PSGP México	13,254	11,574	1,680	2,089	100.00	Indirect

(i)     On May 2026, the share capital of BancoSeguro increased in the amount of R$ 300 million.

As of December 31, 2025 (except for net income, that is presented to six-month period ended June 30, 2025)
Company	Assets	Liabilities	Equity (iii)	Net income (loss) for the period	Ownership - %	Level
BancoSeguro	48,050,774	46,620,935	1,429,839	44,526	100.00	Indirect
BCPS	2,904	357	2,547	371	100.00	Indirect
Biva Serviços	532,674	92,930	439,744	19,624	99.99	Indirect
BS Holding (i)	3,817,158	227,419	3,589,739	42,820	100.00	Direct
BSEC	1,179,310	1,030,855	148,455	35,152	99.99	Indirect
CDS	253,647	35,444	218,203	9,275	99.99	Indirect
Concil	378,770	38,205	340,565	15,280	100.00	Indirect
FIDC	6,038,613	1,587,610	4,451,003	2,795,456	100.00	Indirect
FIDM	277,022	21,696	255,326	3,963	100.00	Indirect
MOIP	781,027	75,346	705,681	27,668	100.00	Indirect
Net+Phone	810,684	381,122	429,562	70,602	99.99	Indirect
Netpos	12,416	11,410	1,006	1,356	100.00	Indirect
Pag Participações	481,560	61,810	419,750	17,899	99.99	Indirect
Paginvest Corretora	13,930	1,138	12,792	(2,021)	99.99	Indirect
Pagseg Participações	2,658,864	685,981	1,972,883	140,047	99.99	Direct
PagSeguro Brazil	73,746,493	68,143,069	5,603,424	401,368	99.99	Indirect
PagSeguro Chile	20,277	15,569	4,708	(196)	100.00	Indirect
PagSeguro Colombia	15,259	11,982	3,277	(886)	100.00	Indirect
PagSeguro Holding	21,440	4,732	16,708	(1,778)	99.99	Direct
PagSeguro Peru	18,730	14,725	4,005	1,025	100.00	Indirect
PagSeguro Tecnologia	931,839	386,627	545,212	22,278	99.99	Indirect
PSGP México	10,895	7,064	3,831	(1,645)	100.00	Indirect
TILIX	419,701	25,629	394,072	4,804	99.99	Indirect

(i)     During the year of 2025, 75% of the ownership in PagSeguro Internet was transferred to BS Holding.

The operation context of the subsidiaries is to be read in conjunction with the annual financial statements for the year ended December 31, 2025.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026 and for the three- and six-month periods ended June 30, 2026 and 2025

(All amounts in thousands of reais unless otherwise stated)

4. Segment reporting

Operating segments are determined based on the information reported and reviewed by the chief operating decision maker (“CODM”). The Board of Directors, composed of top-level management and two external members, has been identified as the CODM and is responsible for allocating resources, assessing the performance of the business and making PagSeguro Group’s strategic decisions.

Considering that all decisions are based on consolidated reports, and that all decisions related to strategic and financial planning, purchases, investments, and the allocation of funds are made on a consolidated basis, the PagSeguro Group and its subsidiaries operate in a single segment, as financial service agents.

The main companies of PagSeguro Group are domiciled in Brazil and have revenue arising from local customers and customers located abroad. The main revenue is related to sales from the domestic market. Revenue from the international market represents 0.9% and 0.9% for the three- and six-month periods ended June 30, 2026 (0.6% and 0.7% for the three- and six-month periods ended June 30, 2025).

5. Cash and cash equivalents

	June 30, 2026	December 31, 2025
Short-term bank deposits	265,059	1,269,248
Short-term investments	358,617	588,259
	623,676	1,857,507

Cash and cash equivalents are held for the purpose of meeting short-term cash needs and include cash on hand, deposits with banks and other short-term highly liquid investments with original maturities of three months or less and with immaterial risk of change in value.

Short-term bank deposits are mainly represented by amounts to cover instant payments (PIX), cash in ATMs and client payments. The decrease is mainly due to amounts reserved for PIX coverage during the holiday period at the end of 2025.

Short-term investments are mainly represented by voluntary deposits in the Brazilian Central Bank (“BACEN”) not related to any compulsory reserve, with highly liquid investments with original maturities of three months or less, with an average return of a percentage of the CDI. The decrease is related to cash used for the payment of dividends.

6.       Financial investments

Financial investments consist mainly of investments in Brazilian Treasury Bonds (“LFTs”) and financial letters in the amount of R$762,883 as of June 30, 2026 (R$590,014 as of December 31, 2025), with an average return of a percentage of the CDI and with original maturities greater than three months, but not related to any compulsory reserve. The LFTs were classified as fair value through other comprehensive income and financial letters as amortized cost. Unrealized accumulated OCI effects on LFTs for the six-month periods ended on June 30, 2026 and 2025 are disclosed in note 23.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026 and for the three- and six-month periods ended June 30, 2026 and 2025

(All amounts in thousands of reais unless otherwise stated)

7.     Compulsory reserve

Consists of investments to comply with requirements for authorized payment institutions and to support the operations of financial institutions as set forth by the Brazilian Central Bank in the amount of R$4,681,987 as of June 30, 2026 (R$4,271,581 as of December 31, 2025) with an average return of a percentage of the CDI.

Compulsory reserves, except for the LFTs, were classified as amortized cost and the LFTs were classified as fair value through other comprehensive income. Unrealized accumulated OCI effects on LFTs for the six-month periods ended on June 30, 2026 and 2025 are disclosed in note 23.

8.  Accounts receivable

The composition of accounts receivable is as follows:

	June 30, 2026	December 31, 2025
Card issuers and acquirers – Amortized cost (i)	52,282,489	51,714,723
Card issuers and acquirers – FVOCI (ii)	4,856,616	4,284,940
Other accounts receivable (iii)	62,471	61,761
Total card issuers, acquirers and others	57,201,576	56,061,424

Current	56,618,302	55,563,067
Non-current	583,274	498,357

(i) Card issuers: receivables derived from transactions where PagSeguro Brazil acts as the financial intermediary in operations with the issuing banks, related to the intermediation agreements between PagSeguro Brazil and Visa, Mastercard, Hipercard, Amex or Elo. However, PagSeguro Brazil’s contractual accounts receivable is with the financial institutions, which are the legal obligors on the accounts receivable payment. Additionally, amounts due within 27 days of the original transaction, including those that fall due with the first installment of installment receivables, are guaranteed by Visa, Mastercard, Hipercard, Amex or Elo, as applicable, if the legal obligors do not make the payment. As of June 30, 2026, management assessed the risk related to receivables from transactions originated by card issuers under potential liquidity scenarios and concluded that there was no material impact on the financial statements.

Acquirers refer to card processing transactions to be received from the acquirers, which are third parties acting as financial intermediaries between the issuing bank and PagSeguro Brazil.

(ii) The Group has identified certain receivables from card issuers and acquirers which are managed separately. As part of liquidity management, the Group holds these receivables to collect and sell and measures them at FVOCI. Therefore, receivables in the amount of R$4,856,616 (R$4,284,940 on December 31, 2025) are recognized at fair value through other comprehensive income. Unrealized loss in the accounts receivable mark-to-market, net of taxes, in the six-month periods ended June 30, 2026, totaled R$21,098 (R$75,863 in the six-month periods ended June 30, 2025).

(iii) Refers to other dispersed receivables from legal obligors.

The maturity analysis of accounts receivable is as follows:

	June 30, 2026	December 31, 2025
Due within 30 days	22,325,938	23,415,699
Due within 31 to 120 days	20,859,434	18,827,887
Due within 121 to 180 days	6,522,750	6,558,047
Due within 181 to 365 days	6,910,180	6,761,434
Due after 365 days	583,274	498,357
	57,201,576	56,061,424

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026 and for the three- and six-month periods ended June 30, 2026 and 2025

(All amounts in thousands of reais unless otherwise stated)

9.     Credit portfolio

The composition of the credit portfolio is as follows:

	June 30, 2026	December 31, 2025
Payroll Loans, net (i)	3,317,578	3,194,412
Credit Card Receivables, net (i)	898,060	772,087
Loans, net (i)	407,765	239,867
Total credit portfolio	4,623,403	4,206,367

Current	2,324,192	2,039,215
Non-current	2,299,211	2,167,152

(i)          Payroll loans, credit card receivables and loans are presented net of the ECL (“expected credit losses”) and are measured according to IFRS 9, using: Exposure at Default (EAD) related to the exposed credit risk at default; Probability of Default (PD) related to the probability of the counterparty not meeting its contractual payment obligations; and Loss Given Default (LGD) related to the percentage of the exposure that is not expected to be recovered in the event of default. In addition to the methodology for calculating the allowance for impairment (EAD x PD x LGD), the Group takes into consideration forward-looking information and assumptions such as the historical loss experienced at individual transaction level, credit quality and guarantees, economic factors and estimated future cash flows, which could impact the calculation model for provisioning expected credit losses.

The maturity analysis of credit portfolio as of June 30, 2026 and December 31, 2025 is as follows:

	June 30, 2026
	Payroll loans	Credit card receivables	Loans	TOTAL
Past due	10,196	193,759	239,628	443,583
Due within 30 days	88,275	375,134	35,164	498,573
Due within 31 to 120 days	306,812	244,103	142,242	693,157
Due within 121 to 180 days	190,987	161,810	60,149	412,946
Due within 181 to 360 days	523,990	90,313	100,644	714,947
Due after 365 days	2,259,886	6,676	32,649	2,299,211
	3,380,146	1,071,795	610,476	5,062,417
Expected credit losses	(62,568)	(173,735)	(202,711)	(439,014)
Credit portfolio net of ECL	3,317,578	898,060	407,765	4,623,403

	December 31, 2025
	Payroll loans	Credit card receivables	Loans	Total
Past due	65,396	158,752	124,898	349,046
Due within 30 days	79,773	320,940	24,116	424,829
Due within 31 to 120 days	296,577	207,277	111,364	615,218
Due within 121 to 180 days	186,355	135,167	46,161	367,684
Due within 181 to 360 days	493,352	81,933	64,006	639,291
Due after 365 days	2,145,838	4,823	16,491	2,167,152
	3,267,291	908,892	387,036	4,563,219
Expected credit losses	(72,879)	(136,805)	(147,169)	(356,852)
Credit portfolio net of ECL	3,194,412	772,087	239,867	4,206,367

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026 and for the three- and six-month periods ended June 30, 2026 and 2025

(All amounts in thousands of reais unless otherwise stated)

9. Credit portfolio – (continued)

For the credit portfolio, the weighting of objective factors plus the analysis of the coverage percentage of accessory guarantees leads to the customer rating that allows the grouping of customers with similar credit risks and classification into one of the following stages as suggested by IFRS9:

	June 30, 2026
	Credit amount	Exposure off balance credit limits not used	Expected credit losses
Payroll Loans
Stage 1	3,318,958	-	(18,795)
Stage 2	13,525	-	(1,303)
Stage 3	47,663	-	(42,470)
Credit Card Receivables
Stage 1	861,356	1,783,567	(23,593)
Stage 2	65,109	18,391	(18,375)
Stage 3	145,330	2,011	(131,767)
Loans
Stage 1	412,644	-	(24,566)
Stage 2	26,871	-	(13,696)
Stage 3	170,961	-	(164,449)
Total	5,062,417	1,803,969	(439,014)

	December 31, 2025
	Credit amount	Exposure off balance credit limits not used	Expected credit losses
Payroll Loans
Stage 1	3,188,858	-	(13,946)
Stage 2	14,851	-	(1,083)
Stage 3	63,582	-	(57,849)
Credit Card Receivables
Stage 1	729,665	1,580,350	(20,308)
Stage 2	66,641	20,929	(15,095)
Stage 3	112,586	1,967	(101,402)
Loans
Stage 1	247,895	-	(16,998)
Stage 2	15,967	-	(8,444)
Stage 3	123,174	-	(121,726)
Total	4,563,219	1,603,246	(356,852)

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026 and for the three- and six-month periods ended June 30, 2026 and 2025

(All amounts in thousands of reais unless otherwise stated)

9. Credit portfolio – (continued)

The reconciliation of credit portfolio operations segregated by stages:

Stage 1	December 31, 2025	Transfer to Stage 2	Transfer to Stage 3	Cure from Stage 2	Cure from Stage 3	Write-off	Additions/Reversals	June 30, 2026
Payroll Loans	3,188,858	(28,403)	(1,453)	1,226	1,924	-	156,805	3,318,958
Credit card receivables	729,665	(213,370)	-	84,812	2,464	-	257,785	861,356
Loans	247,894	(54,538)	(1,688)	2,441	130	-	218,404	412,644
Total	4,166,418	(296,311)	(3,141)	88,479	4,518		632,994	4,592,958

Stage 2	December 31, 2025	Transfer from Stage 1	Transfer to Stage 3	Cure to Stage 1	Cure from Stage 3	Write-off	Additions/Reversals	June 30, 2026
Payroll Loans	14,852	28,403	(26,626)	(1,226)	137	-	(2,015)	13,525
Credit card receivables	66,640	213,370	(70,894)	(84,812)	40	-	(59,235)	65,109
Loans	15,967	54,538	(42,779)	(2,441)	308	-	1,278	26,871
Total	97,459	296,311	(140,299)	(88,479)	485		(59,972)	105,505

Stage 3	December 31, 2025	Transfer from Stage 1	Transfer from Stage 2	Cure to Stage 1	Cure to Stage 2	Write-off	Additions/Reversals	June 30, 2026
Payroll Loans	63,582	1,453	26,626	(1,924)	(137)	(40,091)	(1,846)	47,663
Credit card receivables	112,586	-	70,894	(2,464)	(40)	(14,720)	(20,926)	145,330
Loans	123,176	1,688	42,779	(130)	(308)	2,668	1,089	170,961
Total	299,344	3,141	140,299	(4,518)	(485)	(52,143)	(21,683)	363,954

The reconciliation of expected credit losses of credit portfolio segregated by stages:

Stage 1	December 31, 2025	Transfer to Stage 2	Transfer to Stage 3	Cure from Stage 2	Cure From Stage 3	Write-off	Additions/Reversals	June 30, 2026
Payroll Loans	(13,946)	2,320	143	(124)	(1,333)	-	(5,855)	(18,795)
Credit card receivables	(20,308)	12,095	0	(10,609)	(2,292)	-	(2,479)	(23,593)
Loans	(16,998)	3,467	126	(616)	(41)	-	(10,504)	(24,566)
Total	(51,252)	17,882	269	(11,349)	(3,666)	-	(18,838)	(66,954)

Stage 2	December 31, 2025	Transfer from Stage 1	Transfer to Stage 3	Cure to Stage 1	Cure from Stage 3	Write-off	Additions/Reversals	June 30, 2026
Payroll Loans	(1,083)	(2,321)	2,458	124	(113)	-	(368)	(1,303)
Credit card receivables	(15,096)	(12,095)	34,318	10,609	(32)	-	(36,078)	(18,374)
Loans	(8,444)	(3,467)	20,268	616	(155)	-	(22,513)	(13,695)
Total	(24,624)	(17,883)	57,044	11,349	(300)	-	(58,959)	(33,372)

Stage 3	December 31, 2025	Transfer from Stage 1	Transfer from Stage 2	Cure to Stage 1	Cure to Stage 2	Write-off	Additions/Reversals	June 30, 2026
Payroll Loans	(57,849)	(143)	(2,458)	1,333	113	40,091	(23,557)	(42,470)
Credit card receivables	(101,401)	-	(34,318)	2,292	32	14,720	(13,092)	(131,767)
Loans	(121,727)	(126)	(20,268)	41	155	(2,668)	(19,856)	(164,449)
Total	(280,977)	(269)	(57,044)	3,666	300	52,143	(56,505)	(338,686)

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026 and for the three- and six-month periods ended June 30, 2026 and 2025

(All amounts in thousands of reais unless otherwise stated)

9. Credit portfolio – (continued)

The movement in the allowance for expected credit losses of credit receivables is as follows:

Expected Credit Losses	Payroll Loans	Credit Card Receivables	Loans	Total
December 31, 2024	(36,075)	(117,883)	(130,664)	(284,620)
Additions	(72,719)	(90,302)	(23,780)	(186,801)
Reversals	21,699	29,667	2,698	54,064
Write-Off (i)	14,216	41,713	4,577	60,506
December 31, 2025	(72,879)	(136,805)	(147,169)	(356,854)
Additions	(72,749)	(74,768)	(60,488)	(208,005)
Reversals	42,969	23,116	7,614	73,700
Write-Off (i)	40,091	14,721	(2,668)	52,145
June 30, 2026	(62,568)	(173,735)	(202,711)	(439,014)

(i)     Based on the PagSeguro credit risk classification model, which assesses the risk of insolvency and default of counterparties related to credit receivables, for the six-month periods ended June 30, 2026, the PagSeguro Group carried out a partial write-off of credit receivables for cases in which the Group does not expect to receive these amounts. Credit card receivables were written off in the amount of R$14,721 (R$41,713 on December 31, 2025), loans had write-off reversals in the amount of R$2,668 (R$4,576 on December 31, 2025) and payroll loans were written off in the amount of R$40,091 (R$14,216 on December 31, 2025) against the related provision for ECL recognized in previous periods.

10. Recoverable taxes

	June 30, 2026	December 31, 2025
Income tax and social contribution (i)	1,103,145	1,044,983
Social integration program (ii)	22,688	48,837
Other	7,338	17,840
	1,133,171	1,111,660

Current	578,858	366,105
Non-current	554,313	745,555

(i)     Refers mainly to withholding taxes from income tax and social contribution.

(ii)    Refers to Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) recoverable on transaction activities and other services.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026 and for the three- and six-month periods ended June 30, 2026 and 2025

(All amounts in thousands of reais unless otherwise stated)

11. Related-party balances and transactions

i)           Balances and transactions with related parties

	June 30, 2026		December 31, 2025
	Receivables	Payables	Receivables	Payables
Banking Issuances (a)
UOL Cursos Tec. Ed. Ltda.	-	289,002	-	313,387
UOL	-	126,012	-	175,341
Ingresso.com Ltda	-	113,661	-	102,094
OFL Participações S.A.	-	85,478	-	126,132
Qulture Informática S.A.	-	6,795	-	11,346
Others	-	28,058	-	-
	-	649,006	-	728,299
Other transactions and services
UOL - sales of services (b)	-	50,942	-	20,397
Compasso.UOL Informática Ltda.- sales of services (b)	-	8,762	-	11,661
UOL - shared service costs (c)	-	13,313	-	12,151
Digital Services UOL S.A. - borrowing (d)	21,923	-	25,902	-
Others	-	10,907	-	7,891
	21,923	83,924	25,902	52,099
Current	9,617	303,202	10,102	321,282
Non - current	12,306	429,728	15,800	459,116

(a)   Certificates of Deposit (CD) acquired by related parties from BancoSeguro with interest rates between 103% and 106% (103% to 106% on December 31, 2025) per year of CDI. The maturity analysis is as follows:

	June 30, 2026	December 31, 2025
Due within 31 to 120 days	10,906	8,930
Due within 121 to 180 days	122,254	10,716
Due within 181 to 360 days	86,117	249,536
Due to more than 360 days	429,729	459,117
	649,006	728,299

(b)   Sales of services refer mainly to the purchase of advertising services from UOL, colocation, software development and cloud services acquired from other entities within the UOL Group.

(c)   Shared services costs are mainly related to payroll costs incurred by the parent group UOL and charged to PagSeguro Group.

(d)   This receivable refers to borrowing made from Biva Sec with an interest rate of 100% of the CDI plus 2.5% per year.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026 and for the three- and six-month periods ended June 30, 2026 and 2025

(All amounts in thousands of reais unless otherwise stated)

11. Related-party balances and transactions (continued)

ii)         Revenue and expense from transactions with related parties

	Three months ended June 30,				Six months ended June 30,
	2026		2025		2026		2025
	Revenue	Expense	Revenue	Expense	Revenue	Expense	Revenue	Expense
Banking Issuances (a)
UOL Cursos Tec. Ed. Ltda.	-	8,852	-	7,961	-	19,322	-	14,524
UOL	-	4,127	-	7,020	-	9,278	-	13,096
Ingresso.com Ltda	-	3,563	-	2,576	-	7,047	-	4,681
OFL Participações S.A.	-	2,941	-	15,566	-	6,431	-	32,702
Qulture Informática S.A.	-	447	-	-	-	905	-	-
Others	-	835	-	-	-	1,098	-	16
	-	20,765	-	33,123	-	44,081	-	65,019
Other transactions and services
Universo Online S.A. - sales of services (b)	913	41,446	912	38,058	1,731	73,011	1,895	77,115
Compasso UOL S.A.- sales of services (b)	-	30,680	-	41,558	-	55,849	-	85,676
UOL - shared service costs (c)	-	35,935	-	24,210	-	61,201	-	54,951
Digital Services UOL S.A. - borrowing (d)	754	-	1,012	-	1,517	-	1,012	-
Others	308	6,343	204	9,101	620	12,833	204	12,356
	1,975	114,404	2,128	112,927	3,868	202,894	3,111	230,098

(a)        Expenses are related to Certificates of Deposit (CD) from BancoSeguro.

(b)        Sales of services are related to advertising services from UOL. Revenue is related to intermediation fees and expenses related to colocation and cloud services, acquired from other entities within the UOL Group.

(c)        Shared services costs are mainly related to payroll costs incurred by the parent group UOL and charged to PagSeguro Group. Such costs are included in administrative expenses.

(d)      Revenue refers to borrowing made from Biva Sec with an interest rate of 100% of the CDI plus 2.5% per year.

iii)       Key management compensation

Key management compensation includes short and long-term benefits of PagSeguro Brazil’s executive officers. The short and long-term compensation related to the executive officers for the three- and six-month periods ended June 30, 2026 amounted to R$6,439 and R$13,272 (R$11,155 and R$22,973 for the three- and six-month periods ended June 30, 2025).

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026 and for the three- and six-month periods ended June 30, 2026 and 2025

(All amounts in thousands of reais unless otherwise stated)

12. Property and equipment

a)        Property and equipment are composed as follows:

	June 30, 2026
	Cost	Accumulated depreciation	Net
Data processing equipment	282,880	(143,221)	139,659
Machinery and equipment (i)	4,957,522	(2,639,524)	2,317,998
Buildings leasing (ii)	185,313	(109,869)	75,444
Other	71,968	(49,561)	22,407
Total	5,497,683	(2,942,175)	2,555,508

	December 31, 2025
	Cost	Accumulated depreciation	Net
Data processing equipment	267,750	(131,837)	135,913
Machinery and equipment (i)	4,610,379	(2,305,736)	2,304,643
Buildings leasing (ii)	173,722	(98,988)	74,734
Other	68,722	(44,935)	23,787
Total	5,120,573	(2,581,496)	2,539,077

b)        The changes in cost and accumulated depreciation were as follows:

	Data processing equipment	Machinery and equipment (i)	Buildings Leasing (ii)	Other	Total
On December 31, 2024
Cost	262,572	4,295,698	163,003	62,214	4,783,487
Accumulated depreciation	(110,100)	(1,990,778)	(79,415)	(30,858)	(2,211,151)
Net book value	152,472	2,304,920	83,588	31,356	2,572,336
On December 31, 2025
Opening balance
Cost	5,178	314,681	10,719	6,508	337,086
Purchases	9,846	1,017,617	10,719	12,577	1,050,759
Disposals/Provisions (iii)	(4,668)	(702,936)	-	(6,069)	(713,673)
Depreciation	(21,737)	(314,958)	(19,573)	(14,077)	(370,345)
Depreciation	(26,327)	(839,565)	(19,573)	(16,034)	(901,499)
Disposals	4,590	524,607	-	1,957	531,154
Net book value	135,913	2,304,643	74,734	23,787	2,539,077

On December 31, 2025
Cost	267,750	4,610,379	173,722	68,722	5,120,573
Accumulated depreciation	(131,837)	(2,305,736)	(98,988)	(44,935)	(2,581,496)
Net book value	135,913	2,304,643	74,734	23,787	2,539,077

On June 30, 2026
Cost	15,130	347,143	11,591	3,246	377,110
Purchases	17,722	451,129	11,591	4,148	484,590
Disposals/Provisions (iii)	(2,592)	(103,986)	-	(902)	(107,480)
Depreciation	(11,384)	(333,788)	(10,881)	(4,626)	(360,679)
Depreciation	(13,980)	(414,411)	(10,881)	(5,116)	(444,388)
Disposals	2,596	80,623	-	490	83,709
Net book value	139,659	2,317,998	75,444	22,407	2,555,508

On June 30, 2026
Cost	282,880	4,957,522	185,313	71,968	5,497,683
Accumulated depreciation	(143,221)	(2,639,524)	(109,869)	(49,561)	(2,942,175)
Net book value	139,659	2,317,998	75,444	22,407	2,555,508

(i)     Net book value of POS devices is R$2,274,119 (R$2,256,793 as of December 31, 2025), which are depreciated over five years. The depreciation of POS in the six-month periods ended June 30, 2026, amounted to R$410,017 (R$417,326 in the six-month periods ended June 30, 2025). On June 30, 2026, PagSeguro has contractual obligations to acquire POS devices in the amount of R$604,399 (R$823,267 as of December 31, 2025). The Group contracted a derivative financial instrument designated for hedge accounting (“NDF”) to hedge the exchange rate on some of the POS purchase obligations as mentioned in note 29.

(ii)    As of June 30, 2026, PagSeguro had a lease liability presented in other current liabilities in the amount of R$22,200 (R$19,133 as of December 31, 2025) and as non-current liability in the amount of R$57,514 (R$59,696 as of December 31, 2025). For the six-month periods ended June 30, 2026, the Group incurred financial costs related to these leases of R$11,037 (R$9,913 for the six-month periods ended June 30, 2025).

(iii)  The Group closely monitors merchants’ activity and POS lifetime value. If the Group detects inactivity for a certain period, the Group records a provision for write-off of the associated POS devices. During the six-month periods ended June 30, 2026, the provisions for the net book value amounted to R$22,141 (of which R$59,448 is cost and R$37,307 is accumulated depreciation), compared to R$73,792 (of which R$251,315 is cost and R$177,523 is accumulated depreciation) for the six-month periods ended June 30, 2025.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026 and for the three- and six-month periods ended June 30, 2026 and 2025

(All amounts in thousands of reais unless otherwise stated)

13.            Intangible assets

a)        Intangible assets are composed as follows:

	June 30, 2026
	Cost	Accumulated amortization	Net
Expenditures related to software and technology (i)	6,810,468	(3,952,014)	2,858,454
Software licenses	447,048	(296,430)	150,618
Goodwill (ii)	227,066	-	227,066
Other	69,484	(64,487)	4,997
	7,554,066	(4,312,931)	3,241,135

	December 31, 2025
	Cost	Accumulated amortization	Net
Expenditures related to software and technology (i)	6,225,793	(3,440,626)	2,785,167
Software licenses	421,058	(266,737)	154,321
Goodwill (ii)	227,066	-	227,066
Other	70,555	(64,706)	5,849
	6,944,472	(3,772,069)	3,172,403

(i)     The PagSeguro Group capitalizes expenses incurred with the development of platforms, which are amortized over their useful lives of approximately five years.

(ii)    The amount refers to the recognition of a capital gain with a customer portfolio at fair value, a non-compete agreement and software related to business combinations made by the PagSeguro Group.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026 and for the three- and six-month periods ended June 30, 2026 and 2025

(All amounts in thousands of reais unless otherwise stated)

13. Intangible assets (continued)

The changes in cost and accumulated amortization were as follows:

	Expenditures with software and technology	Software licenses	Goodwill	Other	Total
On December 31, 2024
Cost	5,042,195	369,320	227,066	70,569	5,709,150
Accumulated amortization	(2,520,174)	(209,128)	-	(53,546)	(2,782,848)
Net book value	2,522,021	160,192	227,066	17,023	2,926,302

On December 31, 2025
Cost	1,183,598	51,738	-	(14)	1,235,322
Additions (i)	1,184,243	52,577	-	-	1,236,820
Disposals	(645)	(839)	-	(14)	(1,498)
Amortization	(920,452)	(57,609)	-	(11,160)	(989,221)
Amortization	(920,943)	(58,448)	-	(11,168)	(990,559)
Disposals	491	839	-	8	1,338
Net book value	2,785,167	154,321	227,066	5,849	3,172,403

On December 31, 2025
Cost	6,225,793	421,058	227,066	70,555	6,944,472
Accumulated amortization	(3,440,626)	(266,737)	-	(64,706)	(3,772,069)
Net book value	2,785,167	154,321	227,066	5,849	3,172,403

On June 30, 2026
Cost	584,675	25,990	-	(1,071)	609,594
Additions (i)	584,675	25,990	-	-	610,665
Disposals	-	-	-	(1,071)	(1,071)
Amortization	(511,388)	(29,693)	-	219	(540,862)
Amortization	(511,388)	(29,842)	-	(703)	(541,933)
Disposals	-	149	-	922	1,071
Net book value	2,858,454	150,618	227,066	4,997	3,241,135

On June 30, 2026
Cost	6,810,468	447,048	227,066	69,484	7,554,066
Accumulated amortization	(3,952,014)	(296,430)	-	(64,487)	(4,312,931)
Net book value	2,858,454	150,618	227,066	4,997	3,241,135

(i)     Refers to several and diverse expenditures with software and technology, mainly related to customer experience functionalities, such as digital payment and digital banking account.

The goodwill is allocated to the Cash Generating Units (CGUs) in each of the acquired companies that generated the goodwill and is demonstrated below:

	June 30, 2026	December 31, 2025
MOIP (i)	148,218	148,218
PagSeguro Tecnologia (ii)	21,197	6,570
Concil	20,731	20,731
Netpos	17,158	17,158
Banco Seguro	12,612	12,612
PagSeg Participações (ii)	7,150	-
Biva Serviços (ii)	-	14,627
Pag Participações (ii)	-	7,150
Total	227,066	227,066

(i)     The online operating channel previously managed by MOIP was discontinued and continues to be supported within the PagSeguro structure; therefore, the CGU is calculated on a combined basis.

(ii)    In June 2026, the subsidiaries Biva Serviços and Pag Participações were incorporated by PagSeguro Tecnologia and PagSeg Participações, respectively.

The recoverable amount of a CGU is determined based on value-in-use calculations. The Group tested the recoverability of these assets for the year ended December 31, 2025 and concluded that the recorded book balances of goodwill are recoverable. For June 30, 2026, the Group evaluated these assets and no new indicators arose; therefore, no provision for impairment was recognized.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026 and for the three- and six-month periods ended June 30, 2026 and 2025

(All amounts in thousands of reais unless otherwise stated)

14.  Payables to third parties

Payables to merchants, in the amount of R$9,886,459 (R$10,893,747 as of December 31, 2025) correspond mainly to amounts to be paid to merchants related to transactions carried out by their card holders, net of the intermediation fees and discounts applied.

15. Obligations to FIDC quota holders

In November 2024, 1,000,000 new senior quotas of the FIDC were issued with a nominal value of R$1,000 each, totaling R$1 billion, with an interest rate of a percentage of the CDI plus a fixed rate and a due date in November 2026. In the same operation, the Group entered into swaps to change the interest rate accrual to a CDI fixed rate. This operation has a specific objective of protecting the risk from interest rate volatility for investors’ remuneration, changing fixed rates to CDI rates.

In March 2026, 1,000,000 new senior quotas of the FIDC were issued with a nominal value of R$1,000 each, totaling R$996,214 discounted fees, with an interest rate of a percentage of the CDI plus a fixed rate and a due date in March 2029. The fixed rate spread component of this issuance was economically hedged through the Group's structural balance sheet position.

Obligations to FIDC quota holders amount to R$2,291,279 on June 30, 2026 (R$1,171,463 on December 31, 2025) with an average cost of a percentage of the CDI. For the three- and six-month periods ended June 30, 2026, the remuneration for the FIDC quota holders amounted to R$81,437 and R$123,601, respectively (R$42,120 and R$79,146 in the three- and six-month periods ended June 30, 2025, respectively).

16. Checking accounts

	June 30, 2026	December 31, 2025
Banking accounts (i)	10,124,652	11,410,673
Merchant’s payment account (ii)	800,422	833,026
	10,925,074	12,243,699

(i)     Refers to the balance of the clients maintained in their banking accounts that are invested in certificates of deposit.

(ii)    Refers to merchants’ payment accounts for which PagSeguro acquires treasury bonds to comply with certain requirements, as mentioned in note 7.

17. Banking issuances

	June 30, 2026	December 31, 2025
Certificate of deposits (i)	18,970,818	16,401,956
Interbank deposits (ii)	12,893,151	12,026,038
	31,863,969	28,427,994
Current	17,184,609	18,947,864
Non - Current	14,679,360	9,480,130

(i)     Deposits have interest rates correlated to the IPCA (Brazilian inflation rates) and fixed rates. For these certificates of deposit, the Group contracts derivative financial instruments (swaps) designated for hedge accounting with the specific objective of protecting deposits from fluctuations arising from inflation, changing IPCA and fixed rates to CDI rates. More details of financial instruments are provided in note 29.

(ii)    Interbank deposit rates are set as a percentage of the CDI. On September 30, 2025, the PagSeguro Group issued R$1,000,000 in public financial letters. The maturity date will be July 10, 2027. The notional amount and accrued interest will be paid at maturity. The Company contracted a derivative financial instrument not designated for hedge accounting (“Swap”) to convert the fixed rate to a percentage of the CDI. In March 2026, the PagSeguro Group issued R$1,068,000 in public financial letters with an average interest rate of a percentage of the CDI plus a fixed rate and a maturity until 2030.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026 and for the three- and six-month periods ended June 30, 2026 and 2025

(All amounts in thousands of reais unless otherwise stated)

17. Banking issuances (continued)

The maturity analysis of banking issuances based on the due date of the agreements (disregarding that some can be withdrawn at any time) is as follows:

	June 30, 2026	December 31, 2025
Due within 30 days	5,615,717	5,709,683
Due within 31 to 120 days	3,816,357	6,186,359
Due within 121 to 180 days	2,951,645	2,509,993
Due within 181 to 360 days	4,800,890	4,541,829
Due within 361 days or more days	14,679,360	9,480,130
	31,863,969	28,427,994

 The changes in the amount were as follows:

On December 31, 2024	24,089,234
Additions	68,870,530
Withdraws	(66,523,971)
Financial instruments	(4,046)
Interest	1,996,247
December 31, 2025	28,427,994
Additions	32,647,393
Withdraws	(30,271,661)
Financial instruments	3,839
Interest	1,056,406
June 30, 2026	31,863,969

18. Salaries and social security charges

	June 30, 2026	December 31, 2025

Payroll accruals and profit sharing	252,687	248,771
Social charges	45,704	60,221
Payroll taxes (LTIP) (i)	32,099	57,646
Other	16,775	16,892
	347,265	383,530

(i)     Refers to social charges and income tax over LTIP and LTIP goals balances.

19. Taxes and contributions

	June 30, 2026	December 31, 2025
Taxes
Social contribution on revenues (i)	414,486	416,545
Social integration program (i)	67,217	67,674
Services tax (ii)	33,619	206,500
Income tax and social contribution (iii)	18,224	6,701
Other	29,219	48,864
	562,765	746,284

	June 30, 2026	December 31, 2025
Judicial deposits (iv)
Social contribution on revenues (i)	(230,532)	(221,463)
Social integration program (i)	(37,461)	(35,988)
Services tax (ii)	(19,949)	(190,881)
	(287,942)	(448,332)
	274,823	297,952

(i)     Refers mainly to Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) charged on financial income.

(ii)    Refers to tax on revenues. The decrease refers to the conversion of a judicial deposit following a favorable interim decision by the Brazilian Supreme Court (STF), which suspended the effects of Supplementary Law No. 157/2016, resulting in a favorable outcome for the municipal government in the ISS tax dispute.

(iii)   Refers to the income tax and social contribution payable.

(iv)   The PagSeguro Group obtained court decisions until January 2021 to deposit the amount related to the payments in escrow for matters discussed in items "i" and "ii" above.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026 and for the three- and six-month periods ended June 30, 2026 and 2025

(All amounts in thousands of reais unless otherwise stated)

20. Provision for contingencies

PagSeguro Group is party to labor and civil litigation in progress and discusses such matters at the administrative and judicial levels, for which, in some cases, the PagSeguro Group has made corresponding judicial deposits. The likelihood of a negative outcome is assessed periodically and adjusted by management, when appropriate. Such an assessment considers the opinion of its external legal advisors.

	June 30, 2026	December 31, 2025

Civil	97,534	92,888
Labor	172,903	115,745
	270,437	208,633

Current	100,763	87,291
Non-Current	169,674	121,342

The table below presents the movements of the provision for contingencies in the six-month periods ended June 30, 2026:

On December 31, 2024	114,960
Accrual	164,730
Settlement	(54,775)
Reversal	(23,070)
Interest	6,788
On December 31, 2025	208,633
Accrual	102,536
Settlement	(31,264)
Reversal	(15,819)
Interest	6,351
On June 30, 2026	270,437

The PagSeguro Group is party to tax and civil lawsuits involving risks classified as possible losses, for which no provision was recognized as of June 30, 2026, totaling R$1,304,611 (R$1,190,874 on December 31, 2025). The main tax lawsuits are disclosed below:

On October 15, 2021, PagSeguro Internet was assessed by the Brazilian Internal Revenue Service (“IRS”) for not collecting tax on financial operations ("IOF") on intercompany loans. IOF is applicable over credit transactions of any nature, including intercompany loans. The amount of this assessment was R$386,899 (R$343,622 on December 31, 2025).

The Group has presented its defense, clarifying that the transactions carried out among PagSeguro and its subsidiaries are not credit transactions. The PagSeguro Group has a centralized cash pool and, according to the law, this kind of intercompany transaction is not taxable by IOF.

Furthermore, the Group is involved in two PIS and COFINS tax assessments arising from the disallowance of tax credits related to acquisitions made in 2016, 2017, and 2020, involving both inputs and goods acquired from the Manaus Free Trade Zone (ZFM). The aggregate amount under dispute is R$201,983 on June 30, 2026 (R$193,458 on December 31, 2025).

Additionally, the Group has one contingency related to labor taxes in the amount of R$277,523 (R$254,869 on December 31, 2025).

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026 and for the three- and six-month periods ended June 30, 2026 and 2025

(All amounts in thousands of reais unless otherwise stated)

21. Borrowings

The composition of the borrowings is as follows:

Origination date	Due date	June 30, 2026	December 31, 2025
January, 2025 (i)	January, 2026	-	989,076
December, 2025	June, 2026	-	800,454
December, 2025 (i)	January, 2027	600,779	647,316
February, 2026 (ii)	February, 2027	299,283	-
February, 2026 (ii)	February, 2027	597,722	-
		1,497,784	2,436,846

(i)     These borrowings were contracted at pre-fixed rates and in foreign currencies. For both variables, the Company contracted financial derivatives to change the exposure to CDI, as mentioned in note 29.

(ii)    These borrowings were contracted in foreign currencies. The Company contracted financial derivatives to change the exposure to the prefixed rate, as mentioned in note 29.

The borrowings balance refers to funds for working capital related to the merchant’s prepayment operation and credit underwriting. These borrowings have attractive interest rates and a very short maturity date. Therefore, the decision to raise funds through borrowings is based on market opportunities and financial efficiency regardless of the instrument used.

On June 30, 2026, the Group recorded the net effects of the swap derivatives designated for hedge accounting as a liability in the amount of R$179,614, mainly represented by different foreign exchange rates and interest rate volatility at the time of entering into the borrowing agreements on June 30, 2026. More details of financial instruments are presented in note 29.

The table below demonstrates the changes in the borrowings:

On December 31, 2024	4,521,503
Addition	6,198,654
Payment	(8,504,049)
Interest	220,738
On December 31, 2025	2,436,846
Addition	931,625
Payment	(1,817,204)
Interest	79,396
Financial instruments	(132,879)
On June 30, 2026	1,497,784

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026 and for the three- and six-month periods ended June 30, 2026 and 2025

(All amounts in thousands of reais unless otherwise stated)

22. Income tax and social contribution

a)        Reconciliation of the deferred income tax and social contribution

	Tax losses	Tax credit	Technological innovation (i)	Other temporary differences assets (ii)	Other temporary differences liability (iii)	Total
Deferred tax
On December 31, 2024	42,036	(6,744)	(863,411)	479,243	(1,345,614)	(1,694,490)
Included in the statement of income	(32,440)	(2,690)	(168,116)	193,547	(66,943)	(76,642)
Included in OCI (iv)	-	-	-	62,110	-	62,110
Other	-	-	-	2,363	-	2,363
On December 31, 2025 (v)	9,596	(9,434)	(1,031,527)	737,263	(1,412,557)	(1,706,659)
Included in the statement of income	(5,308)	(1,632)	(23,919)	(15,153)	112,018	66,006
Included in OCI (iv)	-	-	-	27,314	-	27,314
Other	-	-	-	(693)	-	(693)
On June 30, 2026	4,288	(11,066)	(1,055,446)	748,731	(1,300,539)	(1,614,032)

Deferred tax asset						92,241
Deferred tax liability						1,706,273

(i) Refers to the benefit granted by the Technological Innovation Law (Lei do Bem), which reduces the tax charges on the capitalized amount intangible assets.

(ii) The main other assets temporary difference refers to expected credit losses (Note 9) and taxes and contributions (Note 19).

(iii) The main other liability temporary difference refers to gain on the ownership of FIDC quotas, that will be realized only in the redemption of such quotas.

(iv) The amount refers mainly to the tax on accounts receivable mark-to-market, more details in note 8.

(v) In 2025, this includes the increases in tax rates of Contribution of Net Income (CSLL) related to Complementary Law No. 224/2025, resulting in an expense in the amount of R$142,305.

Deferred tax assets are recognized for tax loss carry-forward to the extent that the realization of the related tax benefit through future taxable profits is probable. Tax losses do not have an expiration date.

b)        Reconciliation of the income tax and social contribution expense

PagSeguro Group computed income tax and social contribution under the taxable income method. The following is a reconciliation of the difference between the actual income tax and social contribution expense and the expense computed by applying the Brazilian federal statutory rate for the three- and six-month periods ended June 30, 2026 and 2025.

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025

Profit for the period before taxes	626,989	616,246	1,247,810	1,196,154
Statutory rate	37%	34%	37%	34%
Expected income tax and social contribution	(231,986)	(209,524)	(461,690)	(406,692)
Income tax and social contribution effect on:
Permanent additions (exclusions)
Gifts	(924)	(720)	(1,093)	(1,096)
R&D and technological innovation benefit - Law 11,196/05 (i)	80,520	76,856	168,660	156,298
Taxation of income abroad (ii)	60,529	49,067	112,820	101,861
Recorded (unrecorded) deferred taxes	411	(195)	750	92
Other additions (exclusions)	13,537	5,028	27,344	15,234
Income tax and social contribution expense	(77,913)	(79,488)	(153,209)	(134,303)
Effective rate	12%	13%	12%	11%
Income tax and social contribution - current	(100,762)	(125,266)	(219,216)	(260,098)
Income tax and social contribution - deferred	22,849	45,779	66,007	125,795

(i)      Refers to the benefit granted by the Technological Innovation Law (Lei do Bem), which reduces the income tax charges, based on the amount invested by the PagSeguro Group in specific intangible assets, see note 13.

(ii)     Some entities and investment funds adopt different taxation regimes according to the applicable rules in their jurisdictions, which differ from the PagSeguro Brazil rate of 37% in 2026 and 34% in 2025 applied for the purpose of this note.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026 and for the three- and six-month periods ended June 30, 2026 and 2025

(All amounts in thousands of reais unless otherwise stated)

23. Equity

a) Share capital

On June 30, 2026, share capital is represented by 290,677,709 common shares, per value of US$0.000025. Share capital is composed of the following shares for the period ended June 30, 2026:

December 31, 2024 shares outstanding	329.608.424
Treasury shares	24.119.090
Long-Term Incentive Plan	3.067.643
Repurchase of common shares	(27.186.733)
Share cancellation	(23.930.715)
December 31, 2025 shares outstanding	305.677.709
Treasury shares	4,059,801
Long-Term Incentive Plan	2,784,488
Repurchase of common shares	(6,844,289)
Share cancellation	(15,000,000)
June 30, 2026 shares outstanding	290,677,709

b) Capital reserve

The capital reserve can only be used to increase capital, offset losses, redeem, reimburse or purchase shares or pay cumulative dividends on preferred shares. For the six-month periods ended June 30, 2026, and 2025, the Group recognized the capital reserve movement related to the costs of the FIDM and FIDC in the amount of R$1,391 (R$1,136 in the six-month periods ended June 30, 2025) and all the LTIP/ LTIP goals shares were delivered as treasury shares.

c) Share based long-term incentive plan (LTIP goals)

LTIP-Goals was established by PagSeguro Brazil on December 18, 2018, as approved by the Company’s board of directors, modified and ratified on August 7, 2019, February 21, 2020, January 19, 2021, August 16, 2021, and December 20, 2021. Beneficiaries under the LTIP-Goals are selected by the LTIP-Goals Committee, which consists of the Company’s Chairman of the board of directors and two officers of UOL.

The unvested portions of each beneficiary’s LTIP and LTIP goals rights will be settled on each future annual vesting date in cash, Class A common shares or a combination of the two.

This arrangement is classified as equity settled. For the six-month periods ended June 30, 2026, the Group recognized in equity costs related to the LTIP and LTIP Goals in the total amount of R$71,465 (R$57,731 in the six-month periods ended June 30, 2025). On June 30, 2026, the amount of R$32,099 (R$57,646 on December 31, 2025) was accounted for as LTIP and LTIP Goals social charges, including withholding income tax (Note 18).

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026 and for the three- and six-month periods ended June 30, 2026 and 2025

(All amounts in thousands of reais unless otherwise stated)

23. Equity (continued)

The maximum number of common shares that can be delivered to beneficiaries under the LTIP Goals may not exceed 1% per year, respectively, of the PagSeguro Group’s issued share capital at any time. For the six-month periods ended June 30, 2026, total shares delivered were 2,784,488 from treasury shares (3,067,643 for the six-month periods ended June 30, 2025), representing 0.91% of total shares (0.93% for the six-month periods ended June 30, 2025). Additionally, total shares granted were 2,756,460, representing 0.95% of total shares.

d) OCI and equity valuation adjustments

The Group recognizes in this account the accumulated effect of the foreign exchange variation resulting from the conversion of the financial statements of the foreign subsidiaries BCPS, PagSeguro Colombia, PagSeguro Chile, PagSeguro Peru, PagSeguro Mexico and PBMX México, which amounted to a loss of R$243 in the six-month periods ended June 30, 2026 (loss of R$959 in the six-month periods ended June 30, 2025). This accumulated effect will be reclassified to profit or loss only in the event of disposal or write-off of the investment.

The financial investments, LFTs acquired as part of compulsory reserves and accounts receivable mark-to-market mentioned in notes 6, 7 and 8, respectively, were classified at fair value through other comprehensive income. Unrealized loss on LFTs for the six-month periods ended June 30, 2026 totaled R$115 (loss of R$125 for the six-month period ended June 30, 2025) and the unrealized losses in the accounts receivable mark-to-market, net of taxes, in the six-month periods ended on June 30, 2026 totaled R$21,098 (R$75,863 in the six-month period ended June 30, 2025).

The derivative financial instruments mentioned in notes 12 and 21, designated as cash flow hedges, were classified at fair value through other comprehensive income. Unrealized gain on these hedge instruments, net of taxes, in the six-month periods ended June 30, 2026, totaled R$1,446 (loss of R$4,752 in the six-month periods ended June 30, 2025).

As part of transactions completed in prior years, the PagSeguro Group also recognized in this account the difference between the book value and the amounts paid in the acquisitions of additional interests from the non-controlling shareholders of the subsidiary represented by the accumulated amount of R$22,372 (R$22,372 as of December 31, 2025).

e) Treasury shares

On May 29, 2025, the Company’s Board of Directors authorized its third share repurchase program, under which PagSeguro Digital Ltd. may repurchase up to US$200 million in outstanding Class A common shares.

The Company’s management is responsible for defining the timing and the number of shares to be acquired, within authorized limits.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026 and for the three- and six-month periods ended June 30, 2026 and 2025

(All amounts in thousands of reais unless otherwise stated)

23. Equity (continued)

On May 13, 2025, the Company’s Board of Directors approved the cancellation of 23,930,715 common shares held in treasury, in the total amount of R$1,208,680. As a result of the cancellation, PagSeguro’s share capital will comprise 305,677,709 common shares.

On February 23, 2026, the Company’s Board of Directors approved the cancellation of 15,000,000 common shares held in treasury, in the total amount of R$735,060. As a result of the cancellation, PagSeguro’s share capital will comprise 290,677,709 common shares.

Treasury shares are composed of the following shares for the six-month periods ended June 30, 2026:

Repurchase shares	Shares	Amount	Average Price (US$)
December 31, 2024 treasury shares	25,783,511	1,367,678	9.58

Repurchase of common shares	27,186,733	1,330,183	8.82
Long-term incentive plan	(3,067,643)	(159,803)	9.58
Share cancellation	(23,930,715)	(1,208,680)	8.98
December 31, 2025 treasury shares	25,971,886	1,329,378	9.34

Repurchase of common shares	6,844,289	377,194	10.31
Long-term incentive plan	(2,784,488)	(137,870)	9.46
Share cancellation	(15,000,000)	(735,060)	9.49
June 30, 2026 treasury shares	15,031,687	833,642	9.61

f) Dividends

On May 13, 2025, the Company’s Board of Directors approved the first payment of dividends of US$0.14 per common share of the Company. The dividends were paid on September 6, 2025, totaling R$236,037, of which R$94,920 was paid to controlling shareholders and R$141,117 was paid to third-party shareholders.

On June 13, 2025, the Company’s Board of Directors approved the second payment of dividends of US$0.12 per common share of the Company. The dividends were paid on August 13, 2025, totaling R$195,164, of which R$81,200 was paid to controlling shareholders and R$113,964 was paid to third-party shareholders.

On September 3, 2025, the Company’s Board of Directors approved the third payment of dividends of US$0.12 per common share of the Company. The dividends were paid in October and November 2025, totaling R$185,854, of which R$76,650 was paid to controlling shareholders and R$109,204 was paid to third-party shareholders.

On December 30, 2025, the Company’s Board of Directors approved the fourth payment of dividends of US$0.12 per common share of the Company. The dividends were paid in February 2026, totaling R$171,985, of which R$78,288 was paid to controlling shareholders and R$93,756 was paid to third-party shareholders.

On January 2, 2026, the Company’s Board of Directors approved the fifth payment of dividends of US$0.26 per common share of the Company. The dividends were paid in the second quarter, totaling R$363,215, of which R$157,546 was paid to controlling shareholders and R$205,668 was paid to third-party shareholders.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026 and for the three- and six-month periods ended June 30, 2026 and 2025

(All amounts in thousands of reais unless otherwise stated)

24. Earnings per share

a)        Basic

Basic earnings per share is calculated by dividing net income attributable to equity holders of PagSeguro Digital by the weighted average number of common shares issued and outstanding for the three- and six-month periods ended June 30, 2026 and 2025:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Profit attributable to stockholders of the Company	549,076	536,759	1,094,601	1,061,851
Weighted average number of outstanding common shares (thousands)	276,672,131	297,690,083	277,905,047	300,635,511
Basic earnings per share - R$	1.9846	1.8031	3.9388	3.5320

b) Diluted

Diluted earnings per share are calculated by dividing net income attributable to equity holders of PagSeguro Digital by the weighted average number of common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all dilutive potential common shares into common shares. The shares in the LTIP and LTIP Goals are the only shares with potential dilutive effect. In this case, a calculation is done to determine the number of shares that could have been acquired at fair value.

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Profit used to determine diluted earnings per share	549,076	536,759	1,094,601	1,061,851
Weighted average number of outstanding common shares (thousands)	276,672,131	297,690,083	277,905,047	300,635,511
Weighted average number of shares that would have been issued at average market price	2,788,611	3,000,944	3,253,606	2,470,586
Weighted average number of common shares for diluted earnings per share (thousands)	279,460,742	300,691,027	281,158,653	303,106,097
	1.9648	1.7851	3.8932	3.5032

The weighted average number of outstanding common shares decreased due to the repurchase of common shares (treasury shares).

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026 and for the three- and six-month periods ended June 30, 2026 and 2025

(All amounts in thousands of reais unless otherwise stated)

25. Total revenue and income

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025

Gross amount from transaction activities and other services (i)	2,377,470	2,286,271	4,670,929	4,595,050
Gross financial amount (ii)	2,902,035	2,980,499	5,784,619	5,731,134
Gross other financial amount (iii)	294,465	237,420	581,733	450,635
Total gross amount	5,573,970	5,504,190	11,037,281	10,776,819

Deductions from gross amount from transactions activities and other services (iv)	(320,965)	(297,613)	(635,001)	(592,470)
Deductions from gross financial amount (v)	(77,992)	(78,231)	(157,999)	(131,572)
Deductions from gross other financial amount (vi)	(95,024)	(70,176)	(158,430)	(144,451)
Total deductions from gross amount	(493,981)	(446,020)	(951,429)	(868,493)
Total revenue and income	5,079,989	5,058,170	10,085,850	9,908,326

(i)                Includes mainly intermediation fee, membership fee and credit operations revenues.

(ii)               Includes income from early payment of notes payable to third parties.

(iii)             Includes (a) interest of financial investments and (b) gain on exchange variation.

(iv)             Deductions consist of transactions taxes.

(v)              Deductions consist of taxes on financial income.

(vi)             Deductions consist of taxes on other financial income.

26. Expenses by nature

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025

Transaction costs (i)	(1,700,286)	(1,735,870)	(3,370,829)	(3,451,294)
Marketing and advertising	(244,357)	(225,510)	(425,030)	(435,784)
Personnel expenses (ii)	(346,017)	(347,373)	(679,143)	(695,219)
Financial costs (iii)	(1,274,459)	(1,279,567)	(2,614,558)	(2,457,346)
Chargebacks (iv)	(36,620)	(69,729)	(82,687)	(132,114)
Credit loss allowance expenses (v)	(69,612)	(27,820)	(129,624)	(48,886)
Depreciation and amortization (vi)	(477,951)	(451,846)	(939,827)	(890,854)
Other	(303,698)	(304,209)	(596,342)	(600,675)
	(4,453,000)	(4,441,924)	(8,838,040)	(8,712,172)

Classified as:
Cost of services	(2,365,567)	(2,410,767)	(4,685,122)	(4,770,941)
Selling expenses	(419,324)	(424,559)	(794,461)	(826,598)
Credit loss allowance expenses	(69,612)	(27,820)	(129,624)	(48,886)
Administrative expenses	(259,078)	(226,650)	(501,158)	(469,598)
Financial costs	(1,274,459)	(1,279,523)	(2,614,556)	(2,457,346)
Other income (expenses), net	(64,960)	(72,605)	(113,119)	(138,803)
	(4,453,000)	(4,441,924)	(8,838,040)	(8,712,172)

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026 and for the three- and six-month periods ended June 30, 2026 and 2025

(All amounts in thousands of reais unless otherwise stated)

26. Expenses by nature (continued)

(i)     Transaction costs are mainly composed of costs related to interchange fees of card issuers and card scheme fees.

(ii)    Personnel expenses include compensation expenses in the amount of R$20,604 and R$44,287 related to the LTIP and LTIP goals for the three- and six-month periods ended June 30, 2026 (R$20,608 and R$43,275 in the three- and six-month periods ended June 30, 2025). Personnel expenses include capitalization of LTIP and LTIP goals in the amount of R$30,062 and R$65,099 in the three- and six-month periods ended June 30, 2026 (R$22,647 and R$51,054 in the three- and six-month periods ended June 30, 2025).

(iii)  Relates to: (i) the early collection of receivables, which amounted to R$129,065 and R$292,039 for the three- and six-month periods ended June 30, 2026 (R$148,534 and R$306,703 in the three- and six-month periods ended June 30, 2025), (ii) interest on deposits and banking accounts which amounted to R$926,664 and R$1,904,711 in the three- and six-month periods ended June 30, 2026 (R$938,192 and R$1,785,400 in the three- and six-month periods ended June 30, 2025), (iii) interest on borrowings which amounted to R$40,601 and R$79,395 in the three- and six-month periods ended June 30, 2026 (R$87,141 and R$152,662 in the three- and six-month periods ended June 30, 2025) and (iv) interest of FIDC quota holders which amounted to R$81,437 and R$123,601 in the three- and six-month periods ended June 30, 2026 (R$42,120 and R$79,146 in the three- and six-month periods ended June 30, 2025).

(iv)  Chargebacks, as mentioned in note 28, refer to amounts recognized in the three- and six-month periods ended June 30, 2026 related to card processing operations (acquiring and issuing) and losses on digital accounts.

(v)   Related to credit loss allowance expenses for payroll loans, credit card receivables and loans in the amount of R$69,612 and R$129,624 in the three- and six-month periods ended June 30, 2026 (R$27,820 and R$48,885 in the three- and six-month periods ended June 30, 2025).

(vi)  Depreciation and amortization amounts incurred in the period are segregated between costs and expenses as presented below:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025

Depreciation
Cost of sales and services (i)	(216,859)	(219,294)	(425,958)	(434,844)
Selling expenses	(1,721)	(1,951)	(2,949)	(3,616)
Administrative expenses	(8,064)	(7,014)	(15,481)	(13,865)
	(226,644)	(228,259)	(444,388)	(452,325)
Amortization
Cost of sales and services	(271,106)	(237,960)	(534,622)	(466,370)
Administrative expenses (ii)	(3,751)	(6,460)	(7,311)	(13,022)
	(274,857)	(244,420)	(541,933)	(479,392)

PIS and COFINS credits (iii)	23,550	20,833	46,494	40,863

Depreciation and amortization expense, net	(477,951)	(451,846)	(939,827)	(890,854)

(i)     The depreciation of POS in the three- and six-month periods ended June 30, 2026 amounted to R$208,925 and R$410,017, respectively (R$210,767 and R$417,326 in the three- and six-month periods ended June 30, 2025).

(ii)    Included in this amount are LTIP and LTIP goals in the amount of R$20,252 and R$39,048 in the three- and six-month periods ended June 30, 2026 (R$16,853 and R$32,443 for the three- and six-month periods ended June 30, 2025). Additionally, amortization of acquired companies amounted to R$2,487 and R$4,974 in the three- and six-month periods ended June 30, 2026 (R$5,408 and R$10,816 in the three- and six-month periods ended June 30, 2025).

(iii)  PagSeguro Brazil has a tax benefit on PIS and COFINS that allows it to reduce depreciation and amortization for some operational expenses when incurred. This tax benefit is recognized directly as a reduction of depreciation and amortization expenses.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026 and for the three- and six-month periods ended June 30, 2026 and 2025

(All amounts in thousands of reais unless otherwise stated)

27. Financial instruments by category

The PagSeguro Group estimates the fair value of its financial instruments using available market information and appropriate valuation methodologies for each situation.

The interpretation of market data, as regards the choice of methodologies, requires considerable judgment and the establishment of estimates to reach an amount considered appropriate for each situation. Therefore, the estimates presented may not necessarily indicate the amounts that could be obtained in the current market. The use of different hypotheses to calculate market value or fair value may have a material impact on the amounts obtained. The assets and liabilities presented in this note were selected based on their relevance.

The PagSeguro Group believes that the financial instruments recognized in these consolidated financial statements at their carrying amount are substantially similar to their fair value. However, since they do not have an active market (except for the LFT included in financial investments, which is actively traded in the market), variations could occur in the event the PagSeguro Group were to decide to settle or realize them in advance.

The PagSeguro Group classifies its financial instruments into the following categories:

	June 30, 2026	December 31, 2025
Financial assets
Amortized cost:
Cash and cash equivalents	623,676	1,857,507
Financial investments	531,423	534,744
Accounts receivable	52,344,960	51,776,484
Credit portfolio	4,623,403	4,206,367
Compulsory reserve	4,647,032	4,175,529
Other receivables	610,560	365,465
Judicial deposits	145,979	116,220
Receivables from related parties	21,923	25,902
Fair value through other comprehensive income
Accounts receivable	4,856,616	4,284,940
Financial investments	231,460	55,270
Compulsory reserve	34,954	96,051
Derivative financial instruments	3,434	4,894
Fair value through profit or loss
Derivative financial instruments	-	30
	68,675,420	67,499,403

Financial liabilities	June 30, 2026	December 31, 2025
Amortized cost:
Payables to third parties	9,886,459	10,893,747
Obligations to FIDC quota holders	2,291,279	1,171,463
Checking Accounts	10,925,074	12,243,699
Trade payables	490,377	606,743
Dividends payables	-	184,686
Payables to related parties	732,930	780,398
Banking Issuances	31,863,969	28,427,994
Borrowings	1,497,784	2,436,846
Deferred revenue	90,649	109,980
Other liabilities	106,506	106,694
Fair value through profit or loss
Derivative financial instruments	18,172	33,175
Fair value through other comprehensive income
Derivative financial instruments	179,614	90,776
	58,082,813	57,086,201

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026 and for the three- and six-month periods ended June 30, 2026 and 2025

(All amounts in thousands of reais unless otherwise stated)

28. Financial risk management

PagSeguro Group's activities expose it to a variety of financial risks: market risk, fraud risk (chargeback), credit risk and liquidity risk. The PagSeguro Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the PagSeguro Group’s financial performance.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. In the PagSeguro Group, market risk comprises interest rate risk, foreign currency risk and other price risk, such as equity price risk.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The PagSeguro Group's exposure to the risk of changes in market interest rates arises primarily from financial investments and deposits both subject to variable interest rates, principally the CDI rate. The PagSeguro Group conducted a sensitivity analysis for the following twelve months of the interest rate risks to which the financial instruments are exposed as of June 30, 2026. For this analysis, the PagSeguro Group adopted three different scenarios: (i) maintenance of the current CDI rate of 13.90%, (ii) decrease of the rate to 13.65% of CDI, considered by management as the probable scenario and (iii) simulated scenario, where the rate reduces to 12.90% of CDI. As a result, financial income (with respect to financial investments) and financial expenses (with respect to certificates of deposit, corporate securities, banking accounts and interbank deposits) would be impacted as follows:

Transaction	Book Value	Scenario with maintaining of CDI (13.90%)	Probable scenario with decrease of CDI 13.65%	Simulated scenario with decrease to 12.90%
Short-term investment	358,617	49,848	48,951	46,262
Financial investments	762,883	106,041	104,134	98,412
Compulsory reserve	4,681,987	650,796	639,091	603,976
Certificate of Deposit	18,970,818	(2,742,421)	(2,693,097)	(2,545,125)
Certificate of Deposit - related party	649,006	(93,820)	(92,133)	(87,071)
Interbank deposits	12,893,151	(1,863,834)	(1,830,312)	(1,729,745)
Checking Accounts	10,925,074	(607,434)	(596,509)	(563,734)
Borrowings	1,497,784	(212,356)	(208,536)	(197,078)
Obligations to FIDC quota holders	2,291,279	(337,597)	(331,525)	(313,309)
Total		(5,050,777)	(4,959,936)	(4,687,412)

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026 and for the three- and six-month periods ended June 30, 2026 and 2025

(All amounts in thousands of reais unless otherwise stated)

28. Financial risk management (continued)

Foreign exchange risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The PagSeguro Group’s exposure to the risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity’s functional currency. The Company’s risk is mainly related to POS purchases and dividends, which are negotiated in US dollars. The PagSeguro Group conducted a sensitivity analysis for the following twelve months of the foreign exchange rate risks to POS purchases and dividends as of June 30, 2026. For this analysis, the PagSeguro Group adopted three different scenarios: (i) maintenance of foreign exchange of R$5.18 per USD1.00, (ii) decrease of 10% to R$4.66 per USD1.00 and (iii) increase of 10% to R$5.69 per USD1.00:

Transaction	Exchange rate	Book Value (USD)	Maintaining exchange rate	Decrease of 10%	Increase of 10%
POS Purchases	5.18	(116,756)	(604,399)	(543,959)	(664,839)
Cash and cash equivalents	5.18	1,748	9,049	8,144	9,954
Total			(595,350)	(535,815)	(654,885)

PagSeguro Tecnologia, BCPS, PSGP Mexico, PBMX Mexico, PagSeguro Colombia, PagSeguro Chile and PagSeguro Peru do not have material revenues in other currencies; cash and cash equivalents maintained in foreign currencies in other countries by companies such as PagSeguro Digital, PagSeguro Colombia and PagSeguro Chile are being hedged through a non-derivative forward. The purchase obligations related to POS devices are hedged by derivatives, as disclosed in note 29.

Equity price risk

The PagSeguro Group’s non-listed equity investments are susceptible to market price risk arising from uncertainties about future values of the investment. As of June 30, 2026, and December 31, 2025, the exposure to equity prices from such investments was not material.

Fraud risk (chargeback)

The PagSeguro Group's sales transactions are susceptible to potentially fraudulent or improper sales and it uses the following two processes to control the fraud risk:

(i)   The first process consists of monitoring, on a real-time basis, the transactions carried out with credit and debit cards and payment slips, through an anti-fraud system. This process approves or rejects suspicious transactions at the time of the authorization, based on statistical models that are revised on a periodic basis.

(ii)  The second process detects chargebacks and disputes not identified by the first process. This is a supplemental process and increases the PagSeguro Group's ability to avoid new fraud. PagSeguro’s expenses related to chargebacks are disclosed in note 26.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026 and for the three- and six-month periods ended June 30, 2026 and 2025

(All amounts in thousands of reais unless otherwise stated)

28. Financial risk management (continued)

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The PagSeguro Group is exposed to credit risk from its operating activities (primarily accounts receivable) and from its financing activities, including deposits with banks and financial institutions, and other financial instruments such as loans and credit card receivables with the Company’s customers.

Credit risk is managed on a group basis and, for accounts receivable, is limited to the possibility of default by: (a) the card issuers, which have the obligation of transferring to the credit and debit card labels the fees charged for the transactions carried out by their card holders, (b) the acquirers, which are used by the PagSeguro Group to approve transactions with the issuers and (c) analyses of customers’ background to provide access to the credit portfolio.

In order to mitigate this risk, PagSeguro Brazil has established a Credit Committee, whose responsibility is to assess the level of risk of each of the card issuers served by PagSeguro Group, classifying them into three groups:

(i)   Card issuers with a low level of risk, with credit ratings assigned by FITCH, S&P and Moody's, which do not require additional monitoring; and

(ii)  Card issuers with a medium level of risk, which are also monitored in accordance with the financial metrics and ratios; and

(iii) Card issuers with a high level of risk, which are assessed by the committee at monthly meetings.

As of June 30, 2026, management assessed the risk related to receivables from transactions originated by card issuers under potential liquidity scenarios and concluded that there was no material impact on the financial statements.

PagSeguro Group has a rating process for loans and credit, based on statistical application models (in the early stages of customer relationships) and behavior scoring (used for customers who already have a relationship history). The Group also has a process for designing, calibrating, and implementing policies and guidelines for granting credit and calibrating collection rules.

A process for monitoring the portfolio’s risk profile, with a prospective view, which generates early warning feedback to the credit granting policies and risk classification models in a timely manner.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026 and for the three- and six-month periods ended June 30, 2026 and 2025

(All amounts in thousands of reais unless otherwise stated)

28. Financial risk management (continued)

Liquidity risk

The PagSeguro Group manages liquidity risk by maintaining reserves and bank credit lines in order to obtain borrowings, when deemed appropriate. The PagSeguro Group continuously monitors actual and projected cash flows and matches the maturity profile of its financial assets and liabilities to ensure that the PagSeguro Group has enough funds to honor its obligations to third parties and meet its operational needs.

The PagSeguro Group invests surplus cash in interest-bearing financial investments, choosing instruments with appropriate maturity or enough liquidity to provide adequate margin as determined by the forecasts. On June 30, 2026, PagSeguro Group held cash and cash equivalents of R$623,676 (R$1,857,507 on December 31, 2025).

The table below shows the PagSeguro Group’s non-derivative financial liabilities divided into the relevant maturity group based on the remaining period from the balance sheet date and the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Due within 30 days	Due within 31 to 120 days	Due within 121 to 180 days	Due within 181 to 360 days	Due to 361 days or more days

On June 30, 2026
Payables to third parties	5,099,250	2,750,757	904,728	1,034,842	96,882
Checking Accounts	11,052,533	-	-	-	-
Obligations to FIDC quota holders	-	-	-	1,397,334	1,190,134
Trade payables	489,910	467	-	-	-
Payables to related parties	-	95,229	122,916	95,527	492,338
Borrowings	-	-	-	1,657,546	-
Banking Issuances	5,683,854	3,955,272	3,130,712	5,325,148	16,816,675
	22,325,547	6,801,725	4,158,356	9,510,396	18,596,029

On December 31, 2025
Payables to third parties	5,729,412	3,372,414	834,467	901,523	55,931
Checking Accounts	12,396,746	-	-	-	-
Obligations to FIDC quota holders	-	-	-	1,312,478	-
Trade payables	603,861	2,462	209	210	-
Payables to related parties	-	52,100	-	278,954	531,282
Borrowings	1,002,056	831,968	-	101,942	-
Banking Issuances	5,771,704	6,425,307	2,671,573	5,068,113	10,944,810
	25,515,271	10,684,251	3,506,250	7,663,220	11,532,022

Social, environmental and climate risks

Social, environmental, and climate risks are the possibility of losses due to exposure to events of social, environmental and/or climate origin related to the activities carried out by the PagSeguro Group. Management evaluated the social, environmental and climate factors in which its businesses are inserted and considers them to have a low impact on the creation of shared value in the short, medium, and long term.

Despite this, PagSeguro adopts a Social, Environmental, and Climate Responsibility Policy (PRSAC) that guides its decision-making and integrates sustainable practices across its operations. This policy consolidates the principles and standards that shape the company’s approach to social, environmental, and climate-related matters, ensuring these considerations are embedded in the development of products and services as well as in its interactions with customers, partners, and other key stakeholders.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026 and for the three- and six-month periods ended June 30, 2026 and 2025

(All amounts in thousands of reais unless otherwise stated)

28. Financial risk management (continued)

To mitigate social, environmental and climate risks, actions are carried out to analyze processes, risks and controls, follow up on new rules related to the topic and record occurrences in internal systems. In addition to identification, the stages of prioritization, risk response, mitigation, monitoring and reporting of assessed risks complement the management of this risk at the PagSeguro Group.

29. Derivative financial instruments designated for hedge accounting

PagSeguro Group trades derivative financial instruments (SWAPs and NDFs) to manage its overall exposures (foreign currency, inflation index and interest rate).

i)          Cash flow hedge

In January 2025 and December 2025, the PagSeguro Group entered into borrowing agreements of EU€150 million with a prefixed rate and EU€110 million with a prefixed rate, respectively, with a maturity of one year from the execution date, and the payments will be made in a single installment on the due date as mentioned in note 21. In both operations, the Company entered into swaps with the specific objective of protecting said borrowings from fluctuations arising from exchange variation, changing both the exchange risk and prefixed rates to CDI, since the Company's strategy is to control all its financial assets and liabilities through the CDI. All the amounts are covered with derivatives and the same due date is applied.

In February 2026, the PagSeguro Group entered into two borrowing agreements of EU€50 million and EU€100 million, with a prefixed rate, with a maturity of one year from the execution date, and the payments will be made in a single installment on the due date as mentioned in note 21. In both operations, the Company entered into swaps with the specific objective of protecting said borrowings from fluctuations arising from exchange variation, changing the exchange risk to prefixed rates. All the amounts are covered with derivatives and the same due date is applied.

During the six-month period ended June 30, 2026, PagSeguro Group entered into Non-deliverable forward (“NDF”) contracts to hedge a portion of its POS acquisitions against foreign currency risk, converting the economic exposure from U.S. dollars to Brazilian reais. While some of these contracts were settled during the period, the Group maintained outstanding NDF positions as of June 30, 2026.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026 and for the three- and six-month periods ended June 30, 2026 and 2025

(All amounts in thousands of reais unless otherwise stated)

29. Derivative financial instruments designated for hedge accounting (continued)

Below is the composition of the derivative financial instrument’s portfolio by type of instrument, asset value, liability value and fair value, financial instrument and MTM registered in OCI:

June 30, 2026
Risk factor	Liabilities (i)	Financial Instruments (ii)	Fair Value	MTM	Effectiveness assessment	Hedge ineffectiveness (iii)
Swap of currency EUR	(598,898)	(51,944)	(51,193)	(751)	51,193	-
Swap of currency EUR	(602,494)	(99,166)	(95,975)	(3,191)	95,975	-
Swap of currency EUR	(299,945)	(28,504)	(27,887)	(617)	27,887	-
NDF of currency USD	(161,619)	3,434	-	3,434	-	-

December 31, 2025
Risk factor	Liabilities (i)	Financial Instruments (ii)	Fair Value	MTM	Effectiveness assessment	Hedge ineffectiveness (iii)
Swap of currency EUR	(647,386)	(8,266)	(4,384)	(3,882)	4,384	-
Swap of currency EUR	(992,375)	(30,285)	(26,437)	(3,848)	26,375	(62)
NDF of currency USD	(213,324)	4,464	-	4,464	-	-

(i)     The amounts include taxes presented in taxes and contributions.

(ii)    In the balance sheet, the amounts presented in derivative financial instruments include other financial instruments not designated for hedge accounting.

(iii)   Hedge ineffectiveness is recognized in “Net income/(loss) from financial costs” in the PagSeguro Group’s consolidated income statement.

ii)         Fair value hedge

The PagSeguro Group issued certificates of deposit with fixed interest rates. For these certificates of deposit, the Group entered into swaps with the specific objective of protecting said deposits from fluctuations arising from inflation and high interest rates, exchanging them for CDI rates. All amounts, which include principal and interest, are covered and the same due dates are applied. Below is the composition of the derivative financial instrument portfolio by type of instrument, liability value and fair value, financial instrument and MTM registered in profit and loss.

June 30, 2026
	(+) Asset (-) Liability	Financial Instruments (i)	Fair Value	MTM	Effectiveness assessment	Hedge ineffectiveness (ii)
Payroll loans portfolio	229,116	(373)	(3,037)	2,664	3,327	290
Fixed rated CDB	(3,713,371)	(15,560)	(20,316)	4,756	20,315	-

December 31, 2025
	(+) Asset (-) Liability	Financial Instruments (i)	Fair Value	MTM	Effectiveness assessment	Hedge ineffectiveness (ii)
Payroll loans portfolio	302,060	4	(5,773)	5,777	6,292	520
Fixed rated CDB	(9,449,998)	(36,690)	(59,291)	22,601	59,291	-

(i)     In the balance sheet, the amounts presented in derivative financial instruments include other financial instruments not designated for hedge accounting.

(ii)    Hedge ineffectiveness is recognized in “Net income/(loss) from financial costs” in the PagSeguro Group’s consolidated income statement.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026 and for the three- and six-month periods ended June 30, 2026 and 2025

(All amounts in thousands of reais unless otherwise stated)

29. Derivative financial instruments designated for hedge accounting (continued)

The structure of risk limits is extended to the risk factor level, where specific limits aim to improve the monitoring and understanding processes and avoid concentration of these risks. Additionally, as the main financial assets and financial liabilities of the Group are measured by CDI, the PagSeguro Group’s strategy is to change any other risk factors to CDI. The PagSeguro Group undertakes risk management through the economic relationship between hedge instruments and hedged items, in which it is expected that these instruments will move in opposite directions, in the same proportions, with the aim of neutralizing the risk factors. The Group performs the hedge accounting effectiveness test at each reporting date and, for the three- and six-month periods ended June 30, 2026 and 2025, these tests were effective.

30. Non-cash transactions

	For the six months ended June 30,
	2026	2025
Non-cash operation activities
Distribution of LTIP with treasury shares	137,870	159,803
Share cancellation	735,060	1,208,680
MTM of financial assets	(48,413)	(115,231)

Non-cash investing activities
Property and equipment acquired through lease	11,591	7,453

31. Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants at the measurement date. A three-level hierarchy is used to measure fair value, as shown below:

●      Level 1 - Quoted prices (unadjusted) in active markets for identical assets and liabilities.

●      Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

●      Level 3 - Inputs for the assets and liabilities that are not based on observable market data (that is, unobservable inputs).

The PagSeguro Group believes that the financial instruments recognized in these consolidated financial statements at their carrying amount are substantially similar to their fair value. Regarding financial assets, they are comprised of accounts receivable from credit/debit card issuers and acquirers originated from transactions through the PagSeguro Group payment platform, comprising transactions approved by large financial institutions in the normal course of business. Financial investments are represented by government bonds with quoted prices in an active market and recognized in the balance sheet based on their fair value.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of June 30, 2026 and for the three- and six-month periods ended June 30, 2026 and 2025

(All amounts in thousands of reais unless otherwise stated)

31. Fair value measurement (continued)

Financial liabilities are mostly represented by deposits and short-term payables to merchants, which are paid in accordance with the contract entered into with the merchant, and other short-term payables to service providers in the normal course of business and, as such, also approximate their fair values. There were no transfers between Levels 1, 2 and 3 in 2026.

The following table provides the fair value measurement hierarchy of PagSeguro Group's financial assets and financial liabilities as of June 30, 2026:

	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial assets
Cash and cash equivalents	-	623,676	-
Financial investments	397,631	365,252	-
Compulsory reserve	4,681,987	-	-
Accounts receivable	-	57,201,576	-
Credit portfolio	-	4,623,403	-
Derivative Financial Instruments	-	3,434	-
Other receivables	-	610,560	-
Judicial deposits	-	145,979	-
Receivables from related parties	-	21,923	-
Financial liabilities
Payables to third parties	-	9,886,459	-
Checking Accounts	-	10,925,074	-
Obligations to FIDC quota holders	-	2,291,279	-
Trade payables	-	490,377	-
Payables to related parties	-	732,930	-
Banking Issuances	-	31,863,969	-
Borrowings	-	1,497,784	-
Derivative Financial Instruments	-	197,786	-
Deferred revenue	-	90,649	-
Other liabilities	-	106,506	-

	December 31, 2025
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial assets
Cash and cash equivalents	-	1,857,507	-
Financial investments	195,565	394,403	-
Compulsory reserve	4,271,581	-	-
Accounts receivable	-	56,061,414	-
Credit portfolio	-	4,206,368	-
Derivative financial Instruments	-	4,924	-
Other receivables	-	365,465	-
Judicial deposits	-	116,220	-
Receivables from related parties	-	25,902	-
Financial liabilities
Payables to third parties	-	10,893,747	-
Checking accounts	-	12,243,699	-
Obligations to FIDC quota holders	-	1,171,463	-
Trade payables	-	606,743	-
Payables to related parties	-	780,398	-
Dividends to be paid	-	184,686
Banking Issuances	-	28,427,994	-
Derivative financial instruments	-	123,951	-
Borrowings	-	2,436,846	-
Deferred revenue	-	109,980	-
Other liabilities	-	106,693	-

32. Subsequent events

On August 11, 2026 the Company’s Board of Directors approved the payment of a cash dividend of US$0.28 per common share of the Company. The dividend will be paid on September 30, 2026 to shareholders of record as of September 16, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2026

PagSeguro Digital Ltd.

By:	/s/ Gustavo Bahia Gama Sechin
Name:	Gustavo Bahia Gama Sechin
Title:	Chief Financial Officer and Chief Accounting Officer